MTR Gaming Group, Inc.

State Route 2 South

P.O. Box 356

Chester, West Virginia 26034

February 16, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, DC 20549

Re:	MTR Gaming Group, Inc.
Commission File No. 000-20508
Form 10-K for the year ended December 31, 2004
Forms 10-Q for the periods ended September 30, 2005, June 30, 2005 and March 31, 2005

Ladies and Gentlemen:

As Chief Financial Officer of MTR Gaming Group, Inc. a Delaware corporation (the  “Company”), I am writing to respond to the additional comments of the staff for the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter to me dated February 2, 2006, with respect to the above-referenced filings.

For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the comment paragraph number in your February 2, 2006 letter, and is followed by the corresponding response of the Company.  Where applicable, the Company has noted where there is a need to make revisions in future filings in response to the Staff’s comments.  Where appropriate, the Company has consulted with its independent auditors, Ernst & Young, LLP, and its securities counsel, Ruben & Aronson, LLP, in the preparation of this response.

Comment—	Form 10-Q for the Quarterly Period Ended March 31, 2005
Financial Statements
Note 4 — Acquisitions
—Acquisition of Binion’s Horseshoe Hotel and Casino, page 8

1.                                      We have read your response to our prior comment 5 and we are still unclear as to whether the $5 million contingent payment to Harrah’s should have been treated as additional purchase price (i.e. resolution of a business value disagreement) or compensation for post-acquisition services.  In this regard, supplementally provide us with a copy of the Joint Operating Agreement (the Agreement).  Also, supplementally tell us the services you received under the Agreement, your payment for the services rendered, whether the payment for services received was at market value, and the benefits (i.e. dollar amount of profits, etc.) that Harrah’s received during the last nine months of operating the Binion’s Horseshoe Hotel and Casino under the Agreement.  Further, tell us if the $5 million contingent payment would have been automatically forfeited if Harrah’s terminated the Agreement prior to its one-year term.  In addition, we note that Section 1.3 (a) (Additional Purchase Price) of the Purchase Agreement states, among other things, that you shall pay an amount equal to $5 million if you terminate the Agreement prior to the end of its term.  In this connection, supplementally tell us how the $5 million contingent payment upon your termination of the Agreement prior to the end of its term served to resolve differences in view between you and Harrah’s about the value of Binion’s supporting you conclusion that the contingent payment was, in substance, additional purchase price.  See EITF 95-8, including “Factors involving other agreements and issues” for guidance.  We may have further comments after we review your response.

Response

As more fully discussed below, we believe that it is appropriate to treat the $5 million contingent payment to Harrah’s as additional purchase price rather than as compensation for the following reasons:

1.             The parties negotiated at arms length and established the contingent payment as additional purchase price.  The contingent payment provision is contained in the Purchase Agreement, not the Joint Operating License Agreement.

In February 2004 the Company entered into a Purchase Agreement with Harrah’s to acquire the Binion’s Horseshoe (Binion’s) property (the “Purchase Agreement”).  Concurrent with the closing on the purchase transaction, the Company entered into a Joint Operating License Agreement (the “Agreement”) with Harrah’s pursuant to which Harrah’s or an affiliate of Harrah’s would operate the Binion’s property pursuant to the Agreement.  A copy of the Agreement, which we filed on May 10, 2004 as an exhibit to our report on Form10-Q, has been provided in connection with this response.

At the time of the acquisition the Binion’s property was not operating following the closure by regulators in January 2004.  The closure coupled with poor operating performance in prior periods created uncertainty as to the value of

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Binion’s.  As a result the parties negotiated an “additional purchase price” amount that would be paid if the specified operating results/earnings as outlined in Section 1.3 of the Purchase Agreement were achieved.  The payment of the additional consideration was based upon Harrah’s achieving positive EBITDA during the last nine months of operations of Binion’s under the Agreement.  The determination of the contingent consideration was not based upon a profit-sharing arrangement since during the period of the Agreement, Harrah’s retained all of the benefits (profits) regarding the operations of the Binion’s property.

2.             Harrah’s did not perform any services on behalf of the Company, and the Company did not pay anything to Harrah’s.  Harrah’s operated the property for its own account.  During the term of the Agreement, the Company received a fixed monthly fee from Harrah’s.

The terms of the Agreement did not provide for any services to be provided to the Company or any of its affiliates.  Therefore the Company did not pay Harrah’s for any services.  The terms of the Agreement (Section 2.02) did provide an exclusive, irrevocable license to Harrah’s to operate Binion’s during the term of the Agreement.  Section 2.03 specifies the term of the Agreement that included an initial one-year period and three (3) options to extend the term that would have aggregated a total three-year period if exercised (options were not exercised).  The Agreement (Section 4.01) specified that Harrah’s was entitled to retain the gross revenue less operating expenses and less the monthly amounts paid the to the Company ($200,000 per month for initial year per Section 4.04).  Section 3.04 outlines that expenses comprised of all costs, expenses, funding or operating deficits and operating capital, real property and personal property taxes, insurance premiums and other liabilities incurred during the term due to the gaming and non-gaming operations of the property (including without limitation all real property and personal property leases necessary for continued operation of the property) shall be the financial responsibility of Harrah’s.  Accordingly, during the term of the agreement, Harrah’s retained all of the net profits from the operation of Binion’s.

3.             Harrah’s, as a result of operating Binion’s in accordance with the Agreement, was not serving the Company; it was serving its own business interests and deriving the benefits therefrom.  Execution and delivery of the Agreement was a condition of the sale of the property that Harrah’s insisted upon in order, among other things, to protect the valuable intellectual property rights it acquired in the three-party transaction.

The Company purchased Binion’s in a three party transaction in which Harrah’s concurrently (a) purchased from Horseshoe Club Operating Company substantially all of the assets of Binion’s (including its intellectual property) and

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(b) sold to the Company substantially all of the assets of Binion’s exclusive of the intellectual property.  The substance of the transaction from Harrah’s perspective was the purchase of Binion’s intellectual property including its rights to the “Horseshoe” and “World Series of Poker” trademarks.

Harrah’s plan (revealed in media reports at the time of the transaction) was to move the World Series of Poker from Binion’s (either to a new casino or to one of Harrah’s existing casinos).  In the interim, however, it was critical to Harrah’s that it had the ability to hold the 2004 World Series of Poker at Binion’s in order that the World Series of Poker intellectual property not be abandoned or otherwise impaired.  Additionally, because Binion’s had been shut down at the time of the transaction, it was critical to Harrah’s that it have the ability to manage Binion’s in order to be confident that the property would be reopened in time for the 2004 World Series of Poker.

Due to its concerns about protecting its intellectual property, Harrah’s required as a condition of the transaction that it be allowed to manage Binion’s.  If Harrah’s had not been concerned about protecting its intellectual property, it would not have wanted to divert its management time to Binion’s.  Similarly, because the Company had an experienced management team in Las Vegas, and because the Company had a greater incentive than did Harrah’s to realize the long-term potential of Binion’s, the Company would not have voluntarily chosen to allow Harrah’s to manage Binion’s.

4.             The $5 million contingent payment amount, which was payable only if the property achieved positive EBITDA, bore no relationship to the manpower provided by Harrah’s or to the amount of positive EBITDA generated by the property.  This demonstrates that the $5 million contingent payment amount was based upon the reopened Binion’s having viability as a going concern.

Harrah’s has reported it earned EBITDA in the amount of approximately $790,388 during the last nine months of operating Binion’s under the terms of the Agreement.

5.               The terms of the Agreement did not provide for the termination of the Agreement by Harrah’s.  Correspondingly, the Agreement did not address the payment of the additional purchase price in the event of termination by Harrah’s.  This is a further indication that the additional purchase price was not linked to the Agreement.

As discussed below, the Purchase Agreement provides that the $5 million contingent payment would have been payable had the Company terminated the Agreement prior to the expiration of its term.  There is, however, no reciprocal

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provision stating that the $5 million contingent payment would not have been payable had Harrah’s prematurely terminated the Agreement.

Harrah’s did not have the contractual right to terminate the Agreement prior to the expiration of its term.  Moreover, except in the case of a force majeure event, Harrah’s was precluded from ceasing to operate Binion’s during the term of the Agreement (Section 3.15).  The purpose of these contractual terms was to ensure that Harrah’s did not impair the going concern value of the property and to also ensure an orderly transition.

Although neither the Purchase Agreement nor the Agreement expressly addresses the consequences of Harrah’s breach of its contractual obligation to operate the property during the term of the Agreement, it should be noted that there were other deterrents restraining Harrah’s from breaching its contractual obligations by terminating the Agreement prematurely in violation of Section 3.15.  These deterrents included the fact that, by breaching its contractual obligations, Harrah’s would have remained liable for paying the Company the $200,000 monthly payment without the offsetting benefit of receiving the revenues from the property.  In addition, Harrah’s could have been liable for damages from the impairment of the property’s going concern value.  In addition, Harrah’s could have damaged its reputation by violating its express contractual obligations in a high profile transaction.

6.             The provision in the Purchase Agreement that required the Company to pay Harrah’s the $5 million contingent payment amount in the event that the Company terminated the Agreement prior to the expiration of its term is a common contractual provision in contingent payment arrangements which is designed to prevent bad faith terminations.  Such provision is not inconsistent with the treatment of the $5 million contingent payment amount as additional purchase price.

The Purchase Agreement did specify (Section 1.3 (a)) that in the event of termination by the Company prior to the end of the term, the Company would be required to pay the additional purchase price.  The termination by the Company would have eliminated the opportunity to validate the additional “value” that, in accordance with the negotiated terms of the Purchase Agreement, could have been demonstrated by positive EBITDA.  Although such value could also have been demonstrated by the subsequent operations of Binion’s by the Company, the Agreement did not provide for such measurement.  The Company and Harrah’s negotiated this payment provision regardless of when a termination occurred during the agreement.  In other words the payment of the additional purchase price remained at the same amount whether a termination occurred during the initial term or during the extended term periods if the options were exercised.  The payment amount was not tied to any length of time or estimate of lost profits.

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7.             The treatment of the $5 million contingent payment amount as additional purchase price is consistent with the “factors involving other agreements and issues” in EITF 95-8.

We have considered the “factors involving other agreements and issues” in EITF 95-8 for guidance.  The Purchase Agreement and the Agreement did not provide for any noncompete arrangements, executory contracts, consulting contracts or property lease arrangements with selling shareholders.  Harrah’s operated the property during the term of the Agreement and retained the profits from such operations. The Company was not involved in the operations of Binion’s and did not receive any services.  The additional purchase price was a predetermined amount for which payment was defined by the Purchase Agreement.  The length of the Agreement did not impact the amount of the additional purchase price payment.  Although the additional purchase price was linked to the Agreement, such connection was limited to the measurement of the positive EBITDA test during the last nine months of the operations of Binion’s by Harrah’s.  The Company capitalized (rather than expensed) the $5 million contingent payment amount for tax purposes.

Based on the foregoing, Company believes that recognition of the additional consideration is properly recognized as additional purchase price.

The Company further acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please contact me at 304-387-8310.

Sincerely,

/s/ John W. Bittner, Jr.
John W. Bittner, Jr.
Chief Financial Officer

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JOINT OPERATING LICENSE AGREEMENT

This Joint Operating License Agreement is dated as of March 10, 2004 and is made and entered into by and among SPEAKEASY GAMING OF FREMONT, INC., a Nevada corporation, or its successors and assigns (“Speakeasy”), whose address is 3227 Civic Center Drive, North Las Vegas, Nevada 89030 and HHLV MANAGEMENT COMPANY, LLC, a Nevada limited liability company, or its successors and assigns (“HHLV”), whose address is One Harrah’s Court, Las Vegas, Nevada 89119.

RECITALS

A.                                   Speakeasy recently acquired the hotel, parking facility and accessory buildings and facilities commonly known as the Binion’s Horseshoe Hotel and Casino located at 128 East Fremont Street in Las Vegas, Nevada commonly described by the following assessor’s parcel numbers: 139-34-111-014, 139-34-111-019, 139-34-111-020, 139-34-111-021, 139-34-111-022, 139-34-111-023, 139-34-111-024, 139-34-111-025, 139-34-111-026, 139-34-510-001, 139-34-510-002, 139-34-510-003, 139-34-510-004, 139-34-510-012, 139-34-510-013, 139-27-310-094, 139-27-310-095 and 139-27-705-003 and the assets acquired by Speakeasy pursuant to the Horseshoe Transfer Documents (the “Project”) pursuant to a Purchase and Sale Agreement with Harrah’s Operating Company, Inc. (“HOCI”), an affiliate of HHLV, dated as of February 6, 2004 (the “Purchase and Sale Agreement”).  From and after the Effective Date, neither HOCI nor HHLV shall have any ownership interest in the Project except as set forth herein and in the Horseshoe Transfer Documents (as defined in the Purchase and Sale Agreement).

B.                                     The Project is currently closed.

C.                                     Both HHLV and Speakeasy, or their Affiliates, are experienced in the operation of hotels and gaming facilities.

D.                                    The parties collectively desire to re-open the Project for business so that the employees who previously were employed at the Project may regain employment.

E.                                      Prior to or concurrently with the Effective Date, Speakeasy and HHLV were granted a license to operate the Project by the Nevada Gaming Authorities.  HHLV shall be a “key employee” (as such term is defined in the Nevada Gaming Act) of the Project during the Term.  The parties have jointly determined that it would be expedient to have HHLV serve as the primary day-to-day operator of the Project on an interim basis, subject to certain oversight and review of the Committee, immediately upon execution of this Agreement.

F.                                      Subject to the terms and conditions set forth below, it is in the mutual best interests of the parties to jointly operate the Project through HHLV for a period ending on the Termination Date, with Speakeasy assuming sole operating responsibility for operating the Project thereafter.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and with the intention of being bound by this Agreement, the parties stipulate and agree as follows:

ARTICLE I.
RECITALS AND DEFINITIONS

1.01                           Definitions.  The following defined terms are used in this Agreement:

“Adjusted EBITDA” shall mean EBITDA plus Speakeasy’s Remittance Amount (to the extent deducted in determining EBITDA for such period) paid during the period for which Adjusted EBITDA is being calculated.

“Affiliate” shall mean, when used with reference to a specific Person:

(i)                                     any Person who is an officer, partner, manager, member or trustee of, or serves in a similar capacity with respect to, the specified Person;

(ii)                                  any partnership, limited liability company, corporation, trust or other entity of which the specified Person is a partner, officer, manager, member, trustee or serves in a similar capacity or is directly or indirectly the owner of a partnership interest, limited liability company interest, any portion of a class of equity securities (in the case of publicly held securities, any portion of a class of such securities aggregating at least five percent (5%) of such securities), or in which such Person has a beneficial interest;

(iii)                               any Person (or any officer, partner, manager, member or trustee, or, one who serves in a similar capacity with respect to such Person) that directly or indirectly through one or more intermediaries Controls or is Controlled by or under common Control with such specified Person; and/or

(iv)                              when used in reference to any of the parties hereto, any Person that directly or indirectly through one or more intermediaries Controls or is Controlled by or is under common Control with any one or more of the beneficial owners of such party hereto.

“Agreement” shall mean this Joint Operating License Agreement as originally executed and as amended, modified, supplemented, or restated from time to time, as the context may require.

“Award” is defined in Section 8.01.

“Bank Accounts” is defined in Section 3.06(c).

“Bankroll” shall mean an amount reasonably determined by HHLV as funding required to bankroll Gaming Activities, but in no case less than the amount required by the applicable gaming law.  Bankroll shall include the funds located in the gaming devices, cages, vault, counting rooms, or in any other location at the Project where funds may be found or such other amount as is reasonably determined by HHLV.

“Blackout Period” is defined in Section 6.01.

“Business Days” shall mean all weekdays except those that are official holidays of the State of Nevada or the United States government.  Unless specifically stated as “Business Days,” a reference in this Agreement to “days” means calendar days.

“Capital Expenses” shall mean actual expenses incurred that are treated as capital expenses under generally accepted accounting principles, including without limitation, costs of buildings, furniture, equipment, fixtures, landscaping and parking areas, but excluding capitalized interest.

“Capital Replacements” shall mean any items, the cost of which is capitalized and depreciated, rather than expensed, using generally accepted accounting principles as shall be required to operate the applicable portion of the Project in accordance with sound business practices.

“Casino Operational Standards” shall mean those standards and policies in effect at the Project as of January 1, 2004, subject to any adjustments deemed necessary by HHLV in its sole discretion from time to time to adapt to the local gaming market or otherwise as necessary for the efficient and successful operation of the Project.

“Committee” shall consist of the Speakeasy Representative and the HHLV Representative.

 “Control” shall mean the ability, whether by the direct or indirect ownership of an equity interest, by contract or otherwise, to:

(i)                                     in the case of a corporation, elect a majority of the directors of a corporation;

(ii)                                  in the case of a partnership, select the managing partner of a partnership, or direct the votes of the partner or partners with authority to make decisions on behalf of the partnership;

(iii)                               in the case of a limited partnership, select or direct the votes of the sole general partner, all of the general partners to the extent that each has management control and authority, or the managing general partner or managing general partners thereof;

(iv)                              in the case of a limited liability company, select or direct the votes of the managing member(s) or manager(s) thereof; and

(v)                                 otherwise, to select, or to remove and select, a majority of those Persons exercising governing authority over an entity.

“Controls” and “Controlled” shall have correlative meanings to “Control.”

“EBITDA” shall have the meaning given such term in the Purchase and Sale Agreement.

“Effective Date” is defined in Section 2.03.

“Emergency Condition” is a condition of an emergency nature, including, without limitation, maintenance, replacements or repairs which require immediate action to preserve and protect the Project, assure its continued operation, and/or protect the comfort, health, safety and/or welfare of the Project’s guests or employees.

“Environmental Laws” means all foreign, federal, state and local statutes or laws, common law, judgments, orders, regulations, licenses, permits, rules and ordinances relating to pollution or protection of health, safety or the environment (including air, water, soil or natural resources), or the generation, treatment, manufacturing, use, storage, handling, recycling, presence, release, disposal, transportation or shipment of any Hazardous Material, including, but not limited to, the Federal Water Pollution Control Act (33 U.S.C. §1251 et seq.), Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.), Safe Drinking Water Act (42 U.S.C. §3000(f) et seq.), Toxic Substances Control Act (15 U.S.C. §2601 et seq.), Clean Air Act (42 U.S.C. §7401 et seq.), Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §9601 et seq.) and other similar state and local statutes, in effect as of the date hereof.

“Event of Default” shall mean either an HHLV Event of Default or a Speakeasy Event of Default, as the context requires.

“Event of Force Majeure” shall mean events beyond the reasonable control of the parties, and include events caused by acts of God, acts of war, terrorist attack, civil commotions, riots, strikes, lockouts, acts of government in either its sovereign or contractual capacity, perturbation in telecommunications transmissions, inability to obtain suitable labor or materials, accident, fire, water damages, flood, earthquake, or other natural catastrophes.

“First Extension Term” is defined in Section 2.3(a).

“Games” shall mean slot machines, table games and any other form of wagering that may be authorized from time to time at the Project by applicable law and the Nevada Gaming Authorities.

“Gaming Activities” shall mean Games managed by HHLV at the Project.

“Gaming Revenue” shall mean all of the revenue from the operation of the Games at the Project.

“Gaming Taxes” shall mean any tax imposed by the Nevada Gaming Authorities on Gross Gaming Revenue.

“Gross Gaming Revenue” shall mean all of the revenue from the operation of Games at the Project.

“Gross Revenue” shall mean all of the revenues resulting from the operation of the Project.

“Guaranteed HHLV Obligations” is defined in Section 19.02.

“Guaranteed Speakeasy Obligations” is defined in Section 19.01

“Harrah’s System Marks” is defined in Section 5.04.

“Hazardous Material” shall mean any substance or material (including without limitation PCBs) if defined or designated as a hazardous or toxic substance, or other similar term, by any federal, state or local law, statute, regulation, or ordinance affecting the Project.

“HEI” shall mean Harrah’s Entertainment, Inc., a Delaware corporation.

“HHLV” is defined in the preamble.

“HHLV Event of Default” is defined in Section 14.01.

“HHLV Representative” is defined in Section 2.01(b).

“HHLV’s Advances” is defined in Section 3.07.

“HHLV’s Chips and Tokens” shall mean the gaming chips and tokens used with respect to casino operations at the Project during the Term, (a) including all (i) slot machine tokens not currently in circulation and (ii) ”reserve” chips, if any, not currently in circulation and (b) excluding the WSOP Chips (as defined in the Purchase and Sale Agreement).

“HHLV’s Proprietary Information and Systems” is defined in Section 4.02.

“HHLV’s Senior Management Team” is defined in Section 3.05(e).

“HOCI” is defined in the recitals.

“Horseshoe System Marks” is defined in Section 5.04.

“House Funds” means all cash and cash equivalents located at the Project, including, without limitation, the Bankroll, cash, negotiable instruments, and other cash equivalents located in cages, drop boxes, slot machines and other gaming devices, cash on hand for the Project manager’s petty cash fund and cashiers’ banks, coins and slot hoppers, carousels, slot vault and poker bank.

“Impositions” is defined in Section 5.01.

“Initial Term” is defined in Section 2.03.

“Intellectual Property License Agreement” means that certain Intellectual Property License Agreement by and between HHLV and Speakeasy dated as of the date hereof.

“Nevada Gaming Act” shall mean the Nevada Gaming Control Act and various regulations promulgated from time to time by the Nevada Gaming Authorities.

“Nevada Gaming Authorities” shall mean the Nevada Gaming Control Board, the City of Las Vegas and the Nevada Gaming Commission or any successor governmental authorities established by the State of Nevada or the City of Las Vegas to regulate any of the Gaming Activities at the Project.

“Operating Capital” shall mean such amount in the Bank Accounts as will be reasonably sufficient to assure the timely payment of all current liabilities of the Project, including its operations, during the term of this Agreement, and to permit HHLV to perform its operating responsibilities and obligations hereunder, with reasonable reserves for unanticipated contingencies and for short term business fluctuations resulting from monthly variations.

“Operating Contracts” means all service contracts, equipment leases, billboard leases, software license agreements, sign leases, real property leases and other contracts affecting the Project, including without limitation the contracts listed on Exhibit A hereto, prepared pursuant to Section 4.6 of the Purchase and Sale Agreement.

“Operating Expenses” shall mean actual expenses incurred following the Effective Date in operating the Project, and any other amounts due to HHLV pursuant to this Agreement and the portion of the following expenses allocable to the Project: accounting, maintenance, marketing, Promotional  Allowance, employee training, compensation and entitlements, inventories, Gaming Taxes, employee compensation and entitlements for Speakeasy’s employees, the costs of providing Operating Supplies, common area expenses, fuel, utilities, taxes and audit costs.

“Operating Supplies” shall mean gaming supplies, paper supplies, cleaning materials, marketing materials, maintenance supplies, uniforms and all other materials used in the operation of the Project.

“Operations Settlement” means a final accounting, as of the Transfer Time, prepared by HHLV’s accountants and reviewed by Speakeasy’s accountants in the period between 11:59 p.m. on the Termination Date and twelve o’clock noon on the day immediately following the Termination Date, the results of which shall be incorporated into a written operations settlement statement which shall be executed by HHLV and Speakeasy.

“Permanent Taking” is defined in Section 8.01.

“Person” shall mean any individual, partnership, limited partnership, limited liability company, corporation, unincorporated association, joint venture, trust generated entity or other entity.

“Post-Termination Tax Period” means any Tax Period beginning after the Termination Date and that portion of any Straddle Period beginning after the Termination Date.

“Pre-Termination Tax Period” means any tax period ending on or before the Termination Date and that portion of any Straddle Period ending on the Termination Date.

“Project” is defined in the recitals.

“Project Operating Fee” is defined in Section 4.01(a).

“Promotional Allowances” are goods and services, such as complimentary rooms, food, beverages, entertainment and parking, given to customers of the Project as an inducement to gamble at the Project.

“Property Taxes” is defined in Section 9.01(a).

“Purchase and Sale Agreement” is defined in the recitals.

“Redemption Period” is defined in Section 9.05(e).

“Redemption Plan” is defined in Section 9.05(e).

“Room Revenues” means all revenues from the rental of guest rooms at the Project, together with any sales or other taxes thereon.

“Second Extension Term” is defined in Section 2.03(b).

“Speakeasy” is defined in the preamble.

“Speakeasy Parent” is defined in Section 13.03(b)(ii).

“Speakeasy Event of Default” is defined in Section 14.01.

“Speakeasy Representative” is defined in Section 2.01(a).

“Speakeasy’s Remittance Amount” is defined in Section 4.04.

“Straddle Period” means any tax period beginning before the Termination Date and ending after the Termination Date.

“System Marks” shall mean Harrah’s System Marks and Horseshoe System Marks, collectively.

“Taking Date” is defined in Section 8.01.

“Temporary Taking” is defined in Section 8.01.

 “Term” shall mean, collectively, the Initial Term and to the extent options to extend the Initial Term are exercised by HHLV pursuant to Section 2.03, the First Extension Term, the Second Extension Term and the Third Extension Term.

“Termination Date” is defined in Section 2.03.

“Termination Statement” is defined in Section 9.01.

“Third Extension Term” is defined in Section 2.03(c).

“Transfer Time” means 11:59:59 p.m., Las Vegas, Nevada Time, on the Termination Date.

“Tray Ledger”  means any accounts receivable of registered guests who have not checked out and who are occupying rooms at the Project on the evening of the Termination Date.

“Union Agreements” shall mean (a) that certain Labor Agreement dated July 30, 2003 between Horseshoe Club Operating Company, d/b/a Horseshoe Hotel and Casino and International Union of Operating Engineers, Local No. 501, including its subordinate branches, A.F.L.-C.I.O. and (b) that certain Collective Bargaining Agreement dated as of June 1, 2002 between Horseshoe Operating Company, d/b/a Horseshoe Hotel and Casino and the Local Joint Executive Board of Las Vegas, for and on behalf of Culinary Workers Union, Local No. 226 and Bartenders Union, Local No. 165.

ARTICLE II.
COMMITTEE/GRANT OF LICENSE/TERM

2.01                           Committee.

(a)                                  Speakeasy Representative.    Speakeasy hereby designates Roger Szepelak the authorized representative of Speakeasy (the “Speakeasy Representative”).  Speakeasy may at any time, and from time to time, substitute a new Speakeasy Representative by prior written notice to HHLV.

(b)                                 HHLV Representative.  HHLV hereby designates Wade Faul the authorized representative of HHLV (the “HHLV Representative”).  HHLV may at any time, and from time to time, substitute a new HHLV Representative by prior written notice to Speakeasy.

(c)                                  Meetings of Committee.  Except as specifically otherwise provided herein, the Committee’s approval to take any action shall be by the vote of the Speakeasy Representative and the HHLV Representative at a meeting, which meeting may be held by telephone, in person or by proxy or without a meeting by unanimous written consent.

(d)                                 Action By Written Consent.  Any action may be taken by the Committee without a meeting if authorized by the unanimous written consent of the Speakeasy Representative and the HHLV Representative.

(e)                                  Place of Meetings of Committee.  All meetings of the Committee shall be held at any place designated by unanimous written consent of the Committee, or, if no such place is designated, then at the Project.  Meetings may be held by telephone if designated in the notice of the meeting.

(f)                                    Meetings.  Meetings of the Committee, for any purpose or purposes whatsoever, may be called at any time by either the Speakeasy Representative or the HHLV Representative.  Notice of meetings shall be given, either personally or by mail or other means of written communication, charges prepaid, addressed to the Speakeasy Representative and the HHLV Representative at their address appearing in Article XVI. All such notices shall be sent to each of Speakeasy Representative and HHLV Representative no less than three (3) nor more than twenty (20) Business Days before the special meeting day.  Notices of any special meeting shall specify, in addition to the place, day and hour of such meetings the purpose or purposes for which the meeting is called.

2.02                           Grant of License.  Subject to Article XV, Speakeasy hereby grants an exclusive, irrevocable license to HHLV (a) to operate the Project under the name “Binion’s Horseshoe” during the Term, upon the terms and conditions set forth herein and (b) to use the “Binion’s Marks” (as such term is defined in the Intellectual Property License Agreement) at the Project during the Term, upon the terms and conditions set forth herein.  HHLV hereby accepts such license and undertakes to operate the Project upon the terms and conditions hereinafter set forth.  Either the HHLV Representative or the Speakeasy Representative may make a proposal to the Committee regarding the future outsourcing of food and beverage services at the Project.

2.03                           Term.  This Agreement shall be effective upon mutual execution by the parties hereto (“Effective Date”).  Unless earlier terminated pursuant to Section 15.01, the initial term of this Agreement shall commence upon the Effective Date and shall terminate on the date (the “Termination Date”) that is twelve (12) months after the Effective Date (the “Initial Term”); provided, however that, so long as no HHLV Event of Default has occurred and is continuing, HHLV shall have three (3) options to extend the Term as follows:

(a)  HHLV may, by providing written notice to Speakeasy not later than one hundred twenty (120) days prior to the end of the Initial Term, extend the Initial Term by twelve (12) months (such portion of the Term, the “First Extension Term”),

 (b) HHLV may, by providing written notice to Speakeasy not later six (6) months prior to the end of the First Extension Term, further extend the term of this Agreement for an additional six (6) months (such portion of the Term, the “Second Extension Term”), and

(c) HHLV may, by providing written notice to Speakeasy not later than the first day of the Second Extension Term, further extend the term of this Agreement for an additional six (6) months (such portion of the Term, the “Third Extension Term”).

ARTICLE III.
OPERATIONS

3.01                           Accounting Procedures and Services Books and Records.  HHLV shall maintain a complete accounting system in connection with the operation of the Project.  The books and records shall be kept in accordance with generally accepted accounting principles and in accordance with federal tax laws.  Such books and records shall be kept on a calendar year basis.  Books and accounts shall be maintained at the Project, at HHLV’s corporate headquarters, or such other location(s) as may be reasonably determined by HHLV.  HHLV shall prepare and provide all required reports under the rules and regulations of the Nevada Gaming Authorities regarding the operations of the Project.  All Bank Accounts shall be maintained in the State of Nevada or such other location(s) as may be reasonably determined by HHLV.

3.02                           Access to Records.  HHLV shall at all times have access to and the right to copy Speakeasy’s books and records relating solely to the Project.  Speakeasy shall at all times have access to and the right to copy HHLV’s books and records relating solely to the Project.  Such access shall be conditioned upon reasonable advance notice and shall be conducted in a manner that does not unreasonably interfere with the operations of the business of any party hereto or the operation of the Project.

3.03                           Financial Statements; Gross Revenue Reports.

(a)                                  In accordance with the regular reporting practices of HHLV and its Affiliates, on a monthly basis HHLV shall prepare an unaudited operating statement for the preceding calendar month detailing the Gross Revenue and expenses incurred in the operation of the Project and an unaudited balance sheet.  HHLV shall provide Speakeasy with a copy of such reports during the Term of this Agreement.

(b)                                 On a monthly basis during the Term, HHLV shall provide copies of the gross revenue reports (forms NGC-1 and NGC-31) that were filed with the Nevada Gaming Authorities in respect of the Project.

3.04                           Expenses.  All costs, expenses, funding or operating deficits and Operating Capital, real property and personal property taxes, insurance premiums and other liabilities incurred during the Term due to the gaming and non-gaming operations of the Project (including without limitation all real property and personal property leases necessary for continued operation of the Project) shall be the financial responsibility of HHLV.

3.05                           Standards; Operation of the Project; Employees

(a)                                  HHLV shall exclusively operate and maintain the Project in compliance with the Casino Operational Standards.  HHLV shall establish the Casino Operational standards and procedures in its sole discretion, subject only to standards and procedures required by law.

(b)                                 Unless an HHLV Event of Default occurs and is continuing, Speakeasy hereby agrees that (i) HHLV shall have uninterrupted control of and the exclusive responsibility for the operation of the Project during the Term and (ii) Speakeasy will not interfere or involve itself with the day-to-day operation of the Project, and (iii) HHLV shall operate the Project free of eviction or disturbance by Speakeasy or any third party claiming by, through or under Speakeasy.

(c)                                  HHLV shall perform its obligations under this Agreement in good faith.  In no event shall Speakeasy make any claim against HHLV on account of, nor shall HHLV be liable for, any alleged errors of judgment made in good faith in connection with the operation of the Project.

(d)                                 Speakeasy and HHLV shall comply with any applicable requirements of the Union Agreements regarding hiring of employees for the Project.  Speakeasy shall be the employer of persons employed in connection with the operation of the Project (other than HHLV’s Senior Management Team).  Speakeasy shall provide such employees either benefits (i) substantially similar to, and in any case providing no less coverage than, those benefits set forth under the headings “Binion’s Horseshoe” and “Colonial Supplemental Insurance” on Exhibit B attached hereto, (ii) substantially similar to, and in any case no more costly to HHLV than, those benefits set forth under the heading “MTR Gaming” on Exhibit B attached hereto, or (iii) as agreed by the Committee from time to time.  HHLV shall determine the fitness and qualifications of all employees, whether employees of Speakeasy or HHLV, subject only to Nevada gaming licensing standards.  HHLV shall hire, supervise, direct the work of, and discharge all personnel working in the Project.  HHLV shall determine the wages and conditions of employment of all employees.  During the Term, HHLV shall have the right to negotiate, obtain, and act as the plan administrator for, any and all benefits programs, including without limitation, health and pension benefits of all persons employed in connection with the operation of the Project.  HHLV may hire consultants or independent contractors.  All wages, bonuses, compensation, benefits, termination or severance expenses or liabilities, pension fund contribution obligations or liabilities, and other costs, benefits, expenses or liabilities and entitlements of or in connection with employees employed in connection with the Project during the Term shall be paid by HHLV as an Operating Expense.

(e)                                  HHLV shall initially assign the executives listed on Exhibit C hereto to direct and supervise the operation of the Project on a full time basis (“HHLV’s Senior Management Team”).  HHLV shall have sole discretion to select individuals who shall collectively comprise HHLV’s Senior Management Team.  HHLV’s Senior Management Team shall be employed by HHLV.  At the end of the Term, all members of HHLV’s Senior Management Team shall be relocated off of the Project, and at HHLV’s option, such members of HHLV’s Senior Management Team may remain employees of HHLV; provided, however, that nothing shall preclude Speakeasy from making an offer of employment (which employment shall commence after the Term) to any of HHLV’s Senior Management Team, and from such employees accepting or declining such offer in their sole discretion.  HHLV and its Affiliates shall be free to employ any of HHLV’s Senior Management Team after the end of the Term.

(f)                                    HHLV may, at its option, use HHLV’s Proprietary Information and Systems (including, without limitation, Harrah’s Total Rewards II player loyalty program) in connection with the operation of the Project; provided, however that while HHLV may use Harrah’s Total Rewards II player loyalty program to collect customer information and may use such information in its marketing efforts, HHLV shall not deploy Total Rewards II Kiosks at the Project and shall not reconfigure the Project’s hardware or software to accommodate the Harrah’s Total Rewards frequent player award program.

(g)                                 HHLV shall not, without the prior approval of the Committee, offer cash back awards in connection with Harrah’s Total Rewards II player loyalty program which are redeemable at the Project after the Termination Date.

3.06                           Operating Policies and Bank Accounts.

(a)                                  HHLV shall have the discretion and authority to determine operating policies and procedures, standards of operation, staffing levels and organization, win-payment arrangements, standards of service and maintenance, food and beverage quality and service, pricing, and other policies affecting the Project, or the operation thereof, including, but not limited to, admissions and parking, to implement all such policies and procedures, and to perform any act on behalf of Speakeasy which HHLV deems necessary or desirable in its good faith business judgment for the operation and maintenance of the Project on behalf of, for the account of, and at the expense of Speakeasy.

(b)                                 Concurrently herewith, HHLV has established the Bankroll and funded the Bankroll.

(c)                                  HHLV shall establish one or more bank accounts for the Project at banking institutions chosen by HHLV (such account or accounts are hereinafter collectively referred to as the “Bank Accounts”).  The Bank Accounts shall be in HHLV’s name and owned by HHLV.  Checks drawn on the Bank Accounts shall be signed only by designees of HHLV, and HHLV’s designees shall be the only authorized signators on checks drawn on the Bank Accounts.  HHLV may transfer funds from and among the Bank Accounts.  The Bankroll shall be deposited in the Bank Accounts.

3.07                           HHLV’s Advances.  HHLV shall advance, on a timely and prompt basis, immediately available funds to conduct the affairs of the Project and maintain the Project (hereinafter referred to as “HHLV’s Advances”) as set forth in this Agreement and as otherwise provided hereunder.

(a)                                  Initial Cash Needs of Project.  HHLV shall fund the Operating Capital necessary to operate the Project and an amount equal to the Bankroll.

(b)                                 Operating Capital.  During the remaining Term of this Agreement, HHLV shall fund HHLV’s Advances in such a fashion so as to adequately ensure that the Operating Capital is sufficient to support the uninterrupted and efficient ongoing operation of the Project.

(c)                                  Payment of Expenses.  HHLV shall pay from the Gross Revenue and may withdraw funds from the Bank Accounts for the following items in the order of priority listed below, subject to the laws of the State of Nevada, on or before their applicable due date:

(i)                                     Operating Expenses;

(ii)                                  any Capital Expenses or Capital Replacements to the extent of HHLV’s responsibility therefor pursuant to Article VI; and

(iii)                               required payments to the State of Nevada.

In the event that funds are not available for payment of the Operating Expenses in their entirety, all state and local taxes shall be paid first from the available funds.

3.08                           Cooperation of Speakeasy and HHLV.  Speakeasy and HHLV shall cooperate fully with each other during the Term to procure and maintain all operating permits and to facilitate each party’s performance of this Agreement.  Speakeasy shall provide HHLV with such information pertaining to the Project as is necessary to the performance by HHLV of its obligations hereunder and as may be reasonably requested by HHLV from time to time.

3.09                           Marketing Efforts.

(a)                                  Speakeasy acknowledges that HHLV and/or its Affiliates operate other gaming facilities and may in the future operate additional gaming facilities in different areas of the world, and that marketing efforts may cross over in the same markets and with respect to the same potential customer base.

(b)                                 At any time during or after the Term, HHLV may refer customers of the Project and other parties to other facilities operated by Affiliates of HHLV to utilize gaming, entertainment and other amenities, without payment of any fees to Speakeasy.  Speakeasy consents to such activities and agrees that such activities will not constitute a conflict of interest.

(c)                                  Speakeasy acknowledges and agrees that, during the Term, HHLV may distribute promotional materials for HHLV’s Affiliates and facilities, including casinos, at the Project.

(d)                                 Although Speakeasy and/or its Affiliates operate other gaming facilities and may in the future operate additional gaming facilities in different areas of the world, Speakeasy shall not, during the Term, (i) refer customers of the Project to such other facilities or (ii) distribute promotional materials for Speakeasy’s Affiliates and facilities, including casinos, at the Project; provided that nothing shall preclude Speakeasy from marketing to those individuals who otherwise were customers of Speakeasy or its Affiliates, so long as such marketing shall not be conducted at the Project during the Term.

(e)                                  Either HHLV or Speakeasy and/or their Affiliates in the future may acquire an interest or operate other casinos, including, without limitation, any similar or competitive gaming operation, without the written approval of Speakeasy or the members of Speakeasy.

3.10                           Relationship Between the Parties.  The relationship between the parties hereto shall be that of independent contractors.  Nothing herein contained shall be deemed or construed to render the parties hereto partners, principal and agent, joint venturers, landlord/tenant or any relationship other than that of independent contractors.  In no event shall HHLV be deemed in breach of its duties hereunder solely by reason of (i) the failure of the financial performance of the Project to meet Speakeasy expectations or income projections, (ii) the acts of Project employees, (iii) the institution of litigation or the entry of judgments against Speakeasy or the Project with respect to Project operations, or (iv) any other acts or omissions not otherwise constituting a breach of this Agreement, it being the intention and agreement of the parties that HHLV’s sole obligation hereunder shall be to act in conformity with the standard set forth in Section 3.06(c) and the express terms and provisions of this Agreement.

3.11                           Affiliate Transactions.  The fact that HHLV or an Affiliate thereof, or a stockholder, director, officer, member, or employee of HHLV or an Affiliate thereof, is employed by, or is directly or indirectly interested in or connected with, any Person which may be employed at the Project to render or perform a service, or from which HHLV may purchase any property, shall not prohibit HHLV from employing such Person or otherwise dealing with such Person.

3.12                           Inventory.  Within sixty (60) days after the Effective Date, HHLV shall use commercially reasonable efforts to prepare and deliver to Speakeasy an inventory as of the Effective Date of the linens and employee uniforms at the Project.

3.13                           Statue of Benny Binion.  Neither party shall disturb the statue of Benny Binion, currently located on the north-east corner of Ogden Street and Casino Center Boulevard in Las Vegas, Nevada, without the prior consent of the Committee.

3.14                           Operating Contracts.  HHLV may enter into any amendment or modification of any Operating Contract that is terminable by Speakeasy at the end of the Term (so long as after any such amendment, such Operating Contract remains terminable by Speakeasy at the end of the Term).  HHLV may enter into any non-material amendment or modification to any Operating Contract that is not terminable by Speakeasy at the end of the Term; provided, however, that unless otherwise approved by the Committee, HHLV shall not enter into any material amendment or modification to any Operating Contract that is not terminable by Speakeasy at the end of the Term.  HHLV may enter into any new Operating Contract provided that such Operating Contract is terminable by Speakeasy at the end of the Term.

3.15                           Going Dark.  During the Term, unless otherwise agreed by the Committee, HHLV shall not cease operating the Project in the ordinary course of business, except due to Events of Force Majeure.

ARTICLE IV.
PROJECT OPERATING FEE

4.01                           Project Operating Fee.  HHLV shall be entitled to retain the Gross Revenue less Operating Expenses and less Speakeasy’s Remittance Amount as a project operating fee (the “Project Operating Fee”).

4.02                           HHLV’s Proprietary Information and Systems

(a)                                  Speakeasy agrees that HHLV has the sole and exclusive right, title and ownership to:

(i)                                     certain proprietary information, techniques and methods of (A) operating gaming businesses, (B) designing games used in gaming businesses, and (C) training employees in the gaming business (excluding, with respect to clauses (A), (B) and (C), any such information, techniques and methods that are available in the public domain or are industry standard practices); and

(ii)                                  certain proprietary business plans, projections and marketing, advertising and promotion plans, strategies, and systems, including, but not limited to, the items listed on Exhibit D attached hereto and by this reference incorporated herein, all of which have been developed and/or acquired over many years through the expenditure of time, money and effort and which HHLV and its Affiliates maintain as confidential and as a trade secret(s) (collectively items (i)-(iv), the “HHLV’s Proprietary Information and Systems”).

(b)                                 Speakeasy further agrees to maintain the confidentiality of such HHLV’s Proprietary Information and Systems, and upon the termination of this Agreement, to return same to HHLV, including, but not limited to, documents, notes, memoranda, lists, computer programs and any summaries of such HHLV’s Proprietary Information and Systems, but excluding any HHLV’s Proprietary Information and Systems which Speakeasy may retain pursuant to the express terms of this Agreement.  HHLV’s Proprietary Information and Systems specifically excludes any information or documents otherwise falling within Section 4.02(a)(i)-(iv) above, if same is prepared, designed or created solely for the use and benefit of the Project.  Speakeasy agrees that upon termination of this Agreement, HHLV shall retain the database relating to customers’ activities at the Project, including all customer information gathered in connection with the Harrah’s Total Rewards II card or successor Player Rewards Program, and shall be entitled to use any of the customer or other information gathered by HHLV in connection with this Agreement or such programs.  Upon termination of this Agreement, HHLV agrees to provide Speakeasy with one copy of all customer data bases, customer lists and all historical records of customers of the Project, but not with respect to any of HHLV’s or its Affiliates’ other casino properties.  Speakeasy and HHLV shall be co-owners of, and shall have the right to use, such customer data bases, customer lists and historical records in connection with its marketing and loyalty programs.

(c)                                  Speakeasy shall acquire no rights in any such proprietary systems, and they may be removed at any time from the Project by HEI, without recourse.

4.03                           Payments to HHLV upon Termination.  On the Termination Date, HHLV may pay itself from any Project funds all accrued and unpaid amounts due under this Agreement, including without limitation, the Project Operating Fee.

4.04                           Speakeasy’s Remittance Amount.  On the first Business Day of each month during the Term, HHLV shall pay Speakeasy as follows: (a) the amount of Two Hundred Thousand Dollars ($200,000.00) per month during the Initial Term, (b) Four Hundred Thousand Dollars ($400,000.00) per month during the First Extension Term, and (c) Four Hundred Fifty Thousand Dollars ($450,000.00) per month during the Second Extension Term and the Third Extension Term (“Speakeasy’s Remittance Amount”).

4.05                           Potential Supplements to Speakeasy’s Remittance Amount.

(a)                                  Within thirty (30) days after the end of the First Extension Term, HHLV shall send Speakeasy a statement containing the following calculation: fifty percent (50%) of

Adjusted EBITDA earned during the First Extension Term minus the Speakeasy Remittance Amount paid during the First Extension Term. If and only if such calculation results in a positive number, then such statement shall be accompanied by payment to Speakeasy in the amount of such positive number.

(b)                                 Within thirty (30) days after the end of the Second Extension Term, HHLV shall send Speakeasy a statement containing the following calculation: fifty percent (50%) of Adjusted EBITDA earned during the Second Extension Term minus the Speakeasy Remittance Amount paid during the Second Extension Term. If and only if such calculation results in a positive number, then such statement shall be accompanied by payment to Speakeasy in the amount of such positive number.

(c)                                  Within thirty (30) days after the end of the Third Extension Term, HHLV shall send Speakeasy a statement containing the following calculation: fifty percent (50%) of Adjusted EBITDA earned during the Third Extension Term minus the Speakeasy Remittance Amount paid during the Third Extension Term. If and only if such calculation results in a positive number, then such statement shall be accompanied by payment to Speakeasy in the amount of such positive number.

ARTICLE V.
REAL PROPERTY TAXES AND ASSESSMENTS, USES, AND MARKS

5.01                           Payment of Real Estate Taxes and Assessments.  HHLV shall be responsible for the payment when due, if any, of all property taxes and assessments, including, without limitation, assessments for benefits from public works or improvements, levies, fees, and all other governmental charges, general or special, ordinary or extraordinary, foreseen or unforeseen, together with interest and penalties thereon, which may heretofore or hereafter be levied upon or assessed against the Project.  All charges set forth in this Section 5.01 are herein called “Impositions.” If any Impositions are levied or assessed against the Project which may be legally paid in installments, HHLV shall have the option to pay such Impositions in installments except that each installment thereof, and any interest thereon, must be paid by the final date fixed for the payment thereof.

5.02                           Exceptions.  Nothing contained in this Agreement shall be construed to require Speakeasy to pay any estate, inheritance or succession tax, any capital levy, corporate franchise tax, business enterprise tax, business profits tax, any net income or excess profits tax or other similar tax of HHLV.

5.03                           Uses.  HHLV agrees to operate the Project continuously during the Term hereof only for the purpose of legally operating a gaming establishment and related services which may also include, without limitation, hotel, restaurant and related services.  Except as otherwise agreed by the Committee, the Project shall be operated under the name “Binion’s Horseshoe”, subject to the provisions of Section 15.06.  In no event may HHLV or Speakeasy conduct uses which violate the Nevada Gaming Act or any other applicable gaming law.  In addition, HHLV shall not knowingly permit any unlawful occupation, business or trade to be conducted on the Project or any use to be made of the Project contrary to any law, ordinance or regulation as aforesaid with respect thereto.

5.04                           System Marks.  HHLV or its Affiliates are the owners of the servicemark “Harrah’s®,” “Rio®,” “Showboat®,” “Harvey’s®,” and their logos, trademarks, tradenames, service marks, copyrights, patents, or any other similar rights or registrations now or hereafter held by or applied for in connection therewith or any variation or extension of such names (collectively “Harrah’s System Marks”).  With respect to the State of Nevada, HHLV or its Affiliates are the owners of the servicemark “Horseshoe®,” its logos, trademarks, tradenames, service marks, copyrights, patents, or any other similar rights or registrations now or hereafter held by or applied for in connection therewith or any variation or extension of such name including, without limitation, those listed in Exhibit E hereto (collectively “Horseshoe System Marks”).  Notwithstanding the foregoing, Speakeasy acknowledges that its use of the Harrah’s System Marks shall not create in Speakeasy’s favor any right, title, or interest in or to the Harrah’s System Marks, but all rights of ownership and control of the Harrah’s System Marks shall reside solely in HHLV.

5.05                           Rights to System Marks. Speakeasy agrees to recognize the exclusive right of ownership of HOCI and its Affiliates, to all System Marks.  Speakeasy hereby disclaims any right or interest therein, regardless of any legal protection afforded thereto.  Speakeasy acknowledges that all of System Marks might not be used in connection with the Project, and HHLV, with the prior written consent of HOCI, shall have sole discretion to determine which System Marks shall be so used.  Speakeasy covenants that in the event of termination, cancellation or expiration of this Agreement, whether as a result of a default by HHLV or otherwise, Speakeasy shall not hold itself out as, or continue operation of the Project as a Harrah’s or Horseshoe casino nor will it utilize any of System Marks or any variant thereof in the name or operation of the Project.  Speakeasy agrees that HHLV or HOCI or their respective representative may, at any time thereafter, upon not less than ten (10) days’ prior notice to Speakeasy and with the accompaniment of one or more Speakeasy’s representatives enter the Project and may remove all signs, furnishings, printed material, emblems, slogans or other distinguishing characteristics which are now or hereafter may be connected or identified with HHLV or which carry any System Marks.

5.06                           Offsite Use of System Marks.  HHLV, in its sole discretion, may use the System Marks at any location or locations other than the Project, as well as at the Project, subject to the provisions of this Article V.

5.07                           World Series of Poker.  HHLV, in its sole discretion, may operate the World Series of Poker and/or the World Championship of Poker at the Project or at any location or locations other than the Project.

ARTICLE VI.
CAPITAL EXPENSES AND CAPITAL REPLACEMENTS

6.01                           Meetings of the Committee with respect to Capital Replacements and Capital Expenses.

(a)                                  The Committee shall meet once a month (or more or less frequently if agreed by the Speakeasy Representative and the HHLV Representative) to discuss whether any Capital Replacements or Capital Expenses are necessary or desirable for the continued operation of the Project.  Each quarter, the Committee will designate dates upon which Capital Replacement work shall not be performed during the next quarter (the “Blackout Period”).

(b)                                 At meetings of the Committee, the Speakeasy Representative or the HHLV Representative may propose additional Capital Replacements or Capital Expenses.  If both the Speakeasy Representative and the HHLV Representative agree on the need for additional Capital Replacements or Capital Expenses, then such Capital Replacements will be made by HHLV and such Capital Expenses will be incurred as and when agreed by the parties.

(c)                                  Unless otherwise agreed by the parties, the cost of such Capital Expenses shall be prorated such that HHLV is responsible for the percentage of the cost of the Capital Expense attributable to the useful life of the asset prior to the Termination Date and Speakeasy is responsible for the percentage of the cost of the Capital Expense attributable to the useful life of the asset after the Termination Date.

(d)                                 The useful life of a slot machine is deemed to be four (4) years.  The useful life of carpets is deemed to be four (4) years.  The useful life of all other assets shall be determined by the Committee in accordance with generally accepted accounting principles.  The useful life of an asset is deemed to begin on the date such asset is first placed into service.

(e)                                  For purposes of the calculation of the cost of Capital Expenses to be borne by each party to be determined in clause (c) above, the Termination Date will be presumed to be two (2) years after the Effective Date.  If the actual Termination Date is either more or less than two (2) years after the Effective Date, then the Committee will re-calculate each party’s share of Capital Expenses on the Termination Date and the party that underpaid for Capital Expenses shall promptly pay the other party the amount underpaid.

6.02                           Capital Replacements and Capital Expenses.  Either party may elect to perform Capital Replacements at the Project and incur Capital Expenses in connection with such Capital Replacements at its sole cost and expense, and the electing party may take up to an entire floor of hotel rooms and not more than one elevator out of service for an amount of time in which it is reasonable to perform the intended Capital Replacement work; provided, however, that, unless otherwise agreed by the Committee, (a) at least thirty (30) days prior written notice shall be provided to the non-electing party (except that sixty (60) day prior written notice shall be required for Capital Replacement work that requires hotel rooms to be out of service) detailing the scope of Capital Replacement work and the estimated time frame within which the work will be completed, (b) such Capital Replacement work shall not impair the operation of the Project, (c) such Capital Replacement work shall not occur during a Blackout Period and (d) the Capital Expenses incurred in connection with such Capital Replacement work shall include any environmental remediation (including without limitation, removal, abatement, remediation or repair of asbestos-containing building materials or lead-based paints) that would be required by any Environmental Laws or would be performed by a reasonably prudent operator pursuant to the Casino Operational Standards.

6.03                           Removal, Storage and Disposition of Personal Property.  If at any time during the Term HHLV decides to remove personal property (including any gaming equipment) from the Project in connection with any Capital Replacement pursuant to this Article VI, HHLV shall first provide Speakeasy with ten (10) days written notice specifying in reasonable detail the personal property to be removed.  Speakeasy shall then have the following options, to be exercised in a writing to HHLV no later than five (5) days after receipt of HHLV’s notice: (a) Speakeasy may instruct HHLV to store such personal property at Speakeasy’s sole cost and expense and (b) Speakeasy may instruct HHLV to salvage such personal property, it being understood that HHLV shall pay over to Speakeasy any profits realized from such salvaging, net of removal costs and expenses.  If Speakeasy does not respond to HHLV’s notice within the time period specified above, HHLV may, at its option, choose to act in accordance with clause (a) or (b) above.

6.04                           Remedy for Failure of HHLV to make Capital Replacements.  If (a) HHLV fails to make Capital Replacements as and when approved by the Committee, and Speakeasy has given HHLV at least fifteen (15) Business Days notice of such failure, or (b) Speakeasy determines in its reasonable discretion that a Capital Replacement must be made to an Emergency Condition, then Speakeasy may enter the Project and make such Capital Replacements.  To the extent that HHLV is responsible to pay for any Capital Expenses in connection with such Capital Replacements, Speakeasy may incur such Capital Expenses and invoice HHLV for that portion of the Capital Expenses for which HHLV is responsible hereunder.

6.05                           Covenant to Use Good Faith Efforts.  If a party endeavors to perform any Capital Replacement work in accordance with this Article VI, then such party shall use commercially reasonable good faith efforts to perform such Capital Replacements work diligently and expeditiously and in accordance with standard industry practices.

ARTICLE VII.
INSURANCE AND INDEMNITY

7.01                           Insurance Obligations.  HHLV covenants and agrees that it will at all times during the Term, as an Operating Expense, keep the Project insured, with the following insurance coverage as approved by HHLV or such other insurance coverage as HHLV may reasonably require:

(a)                                  full repair and replacement coverage endorsements, against all risks including, but not limited to, fire, ice, floods and earthquakes, and against loss or damage by such other, further and additional risks as now are or hereafter may be available by standard extended coverage forms or endorsements in an amount sufficient to prevent Speakeasy from becoming a co-insurer of any loss, but in no event in an amount less than one hundred percent (100%) of the full insurable replacement value of the Project.  So long as Speakeasy is not in default under this Agreement, all proceeds of insurance not otherwise applied for the purpose of repairing, replacing or restoring the damage insured against shall be paid over to Speakeasy.  HHLV shall obtain such insurance coverage as of the Effective Date for the Project, and HHLV shall maintain such insurance thereafter until the termination of this Agreement.

(b)                                 general comprehensive public liability insurance including Broad Form Liability coverage (including garagekeepers’ coverage and coverage for false arrest, wrongful detention and invasion of privacy, and coverage for elevators, if any, on the Project) against claims for bodily injury, death or property damage occurring on, in or about the Project and the ancillary facilities such insurance to afford protection, with respect to any one occurrence, of not less than One Million Dollars ($1,000,000) and no less than Five Million Dollars ($5,000,000) in the aggregate (or such other amount and deductible as HHLV may determine) which insurance shall also cover HHLV’s liability under any indemnity contained herein, it being understood that the standard of reasonableness shall be that amount of insurance which a prudent owner of a comparable property would maintain.  HHLV shall also obtain and maintain a Forty Million Dollar ($40,000,000) umbrella liability policy (or such other amount as HHLV shall determine) in excess of the general comprehensive public liability policy.  HHLV shall obtain such general comprehensive public liability insurance as of the Effective Date for the Project, and HHLV shall maintain such insurance until the termination of this Agreement.

(c)                                  adequate boiler and pressure vessel insurance on all equipment, parts thereof and appurtenances attached or connected to the Project which by reason of their use or existence are capable of bursting, erupting, collapsing or exploding.

(d)                                 such other insurance, at Speakeasy’s expense, as Speakeasy determines or as may be required by lenders of Speakeasy in such amounts and against such insurable hazards which at the time is customary in the case of businesses similarly situated.

(e)                                  for the mutual benefit of Speakeasy and HHLV, liquor liability insurance in an amount to be determined by HHLV, covering HHLV and Speakeasy under any liquor liability laws which may currently be in existence or which may hereafter be enacted as they would be applicable to HHLV’s operations of the Project.  HHLV shall maintain such insurance until the termination of this  Agreement.

(f)                                    worker’s compensation insurance in statutory amount; and employer’s liability insurance in amount determined by HHLV, insuring both Speakeasy and HHLV.  HHLV shall maintain such insurance until the termination of this Agreement.

(g)                                 business interruption resulting from losses covered under policies covering buildings will be required in an amount sufficient to protect losses for a period of six (6) months (or such other period as HHLV may determine).  HHLV shall maintain such insurance until the termination of this Agreement.

(h)                                 crime insurance which includes fidelity and such other crime coverages as may be desired in the amount of Five Million Dollars ($5,000,000) or such other amount as HHLV may determine.  HHLV shall maintain such insurance until the termination of this Agreement.

7.02                           Parties Insured.  The policies with respect to such insurance as described in Section 7.01 shall name Speakeasy and HHLV as parties insured thereby.  Such policies shall also contain, when requested by Speakeasy or HHLV, a mortgagee clause or clauses naming the mortgagee or mortgagees involved and/or the holder or such mortgage or mortgages as parties insured thereby (in the form required by such mortgagee or mortgagees) all as their respective interests may appear and with loss payable provisions accordingly.

7.03                           Approved Insurance Companies.  Insurance procured under this Article VII shall be placed with reputable, financially sound insurance companies as designated by HHLV and approved by Speakeasy, such approval not to be unreasonably withheld or delayed; provided, however, that if Speakeasy disapproves the selection of any such insurance company on the basis that such insurance company does not satisfy the standards set forth in the Buyer Credit Agreement (as defined in the Purchase and Sale Agreement), and if the premiums payable to the insurance company ultimately designated and approved by Speakeasy are higher than the premiums that would have been paid to the insurance company disapproved by HHLV, then Speakeasy shall pay the difference between the amounts of such premiums.

7.04                           Failure to Obtain Required Insurance.  In the event HHLV fails, neglects, or refuses to maintain any of the insurance required under the provisions of this Article VII, then Speakeasy may procure or renew such insurance, as an Operating Expense.

7.05                           Waiver of Subrogation.  As long as the insurer of a party is willing to include a waiver of subrogation in the policies insuring against the loss or damages referred to in this Article VII without an extra charge, the parties shall cause the waiver of subrogation to be included in the policies.  If an insurer of a party is willing to include a waiver of subrogation in an insurance policy only if an extra charge is paid, the party carrying the insurance shall be required to cause the waiver of subrogation to be included in the policy only if the other party pays the extra charge.

7.06                           Mutual Cooperation.  Speakeasy shall cooperate with HHLV to the extent HHLV may reasonably require, and HHLV shall cooperate with Speakeasy to the extent Speakeasy may reasonably require in connection with the prosecution or defense of any action or proceeding arising out of, or for the collection of any insurance proceeds and will execute and deliver to Speakeasy or HHLV, as the case may be, such instruments as may be properly required to facilitate the recovery of any insurance proceeds.  Such cooperation shall survive the end of the Term in the event an action or proceeding arises out of or relates to events occurring during the Term.

7.07                           Delivery of Insurance Policies.  HHLV shall deliver promptly the original certificates of insurance satisfactory to Speakeasy evidencing all the insurance which is then required to be maintained by HHLV hereunder.

7.08                           Indemnifications.

(a)                                  Speakeasy covenants and agrees that it will protect, keep and defend HHLV forever harmless and indemnified against and from any penalty or damage or charges imposed for any violation of any laws or ordinances including, but not limited to, gaming statutes and regulations, which are occasioned by the gross neglect or the wanton or willful acts of Speakeasy.

(b)                                 HHLV covenants and agrees that it will protect, keep and defend Speakeasy forever harmless and indemnified against and from any penalty or damage or charges imposed for any violation of any laws or ordinances including, but not limited to, gaming statutes and regulations, which are occasioned by the gross neglect or the wanton or willful acts of HHLV.

(c)                                  HHLV covenants and agrees that it will protect, keep and defend Speakeasy and its Affiliates forever harmless and indemnified against and from any third party claims arising out of events occurring during the Term.  Any costs and expenses incurred by HHLV pursuant to this Section 7.08(c) shall be Operating Expenses.

(d)                                 Speakeasy covenants and agrees that it will protect, keep and defend HHLV and its Affiliates forever harmless and indemnified against and from any third party claims arising out of events occurring after the Term.

7.09                           Selection of Counsel.  Indemnitor shall select defense counsel provided that defense counsel engaged by HHLV or Speakeasy, as indemnitor, shall be reasonably acceptable to HHLV and Speakeasy, as indemnitee, and any insurance company insuring indemnitor or indemnitee.  Indemnitor shall control all meetings, conferences and judicial proceedings with respect to any indemnified matter.  Without limiting the generality of the foregoing, indemnitee shall be promptly provided with copies of all claims and pleadings (as well as correspondence, memos, documents and discovery with respect thereto, unless within the scope of any applicable privilege) relating to any such matters.  Indemnitee shall be given prior written notice of all meetings, conferences and judicial proceedings and shall be afforded an opportunity to attend and participate in same.  Indemnitee shall have the right to engage independent counsel, at its sole expense, to represent indemnitee as additional and/or co-counsel in all such proceedings, trials, appeals and meetings with respect thereto.

7.10                           Amendment, Termination, Cancellation or Suspension of Insurance Policies.  Each insurance policy required to be obtained pursuant to Sections 7.01(a), (c), (e) and (f) shall contain provisions to the effect that: (i) no policy can expire nor can it be amended, canceled or suspended by HHLV or the insurer during the Term for any reason (including failure to renew the policy or to pay the premium or any other amount) unless Speakeasy and, in the case of expiration or if amendment, cancellation or suspension is initiated by the insurer, HHLV receive at least thirty (30) days’ notice (or such lesser period as Speakeasy may agree with respect to amendment, cancellation, suspension or termination in the event of war an/or terrorist act) prior to the effective date of amendment, termination, cancellation or suspension.

ARTICLE VIII.
TAKING OF THE PROJECT/CASUALTY

8.01                           Definitions

(a)                                  “Permanent Taking” means the permanent taking (more than one year) of, or permanent damage to, property as a result of the exercise of a power of eminent domain or purchase under the threat of the exercise where such taking cannot be corrected by contribution of additional land for relocation of the Project.

(b)                                 “Temporary Taking” means the temporary taking (one year or less) of, or temporary damage to, property as a result of the exercise of a power of eminent domain or purchase under the threat of the exercise.

(c)                                  “Taking Date” means the date on which a condemning authority shall have the right of possession of property pursuant to a Permanent Taking or a Temporary Taking.

(d)                                 “Award” means the award for, or proceeds of, a Permanent Taking or Temporary Taking less all fees and expenses incurred in connection with collecting the award or proceeds including the reasonable fees and disbursements of attorneys, appraisers, and expert witnesses.

8.02                           Takings.  If any portion of the Project is taken pursuant to a Permanent Taking or a Temporary Taking and the parties in good faith reasonably agree that the taking of such portion of the Project could have a material adverse effect on the continued operation of the Project, then the parties may agree to terminate this Agreement. If more than ten percent (10%) of the Project is taken pursuant to a Permanent Taking or a Temporary Taking, then this Agreement shall, at HHLV’s option, to be exercised by providing Speakeasy with thirty (30) days prior written notice, be terminated.  In the event HHLV shall deliver such notice of termination pursuant to this Section 8.02, the Speakeasy Remittance Amount shall continue to accrue until the Termination Date.

8.03                           Casualty.  If any portion of the Project is destroyed due to fire, casualty or other occurrence and the parties in good faith reasonably agree that the destruction of such portion of the Project could have a material adverse effect on the continued operation of the Project, then the parties may agree to terminate this Agreement.  If more than ten percent (10%) of the Project is destroyed due to fire, casualty or other occurrence, then this Agreement shall, at HHLV’s option, to be exercised by providing Speakeasy with thirty (30) days prior written notice, be terminated unless (i) HHLV recovers insurance proceeds in an amount that permits HHLV to promptly repair or rebuild the Project, so as to make the Project at least equal to the Project existing immediately prior to such occurrence and as nearly similar to it in quality and character as shall be practicable and reasonable and such that the Project can be rebuilt or repaired at least ninety (90) days prior to the end of the Term or (ii) the Committee determines to repair and rebuild the Project on terms and conditions satisfactory to HHLV and Speakeasy.  In such case HHLV shall prosecute repairs and rebuilding to completion with diligence, subject, however, to delays due to Events of Force Majeure.  Insofar as a certificate of occupancy may be necessary with respect to such repairs or construction, HHLV shall obtain a temporary or final certificate of occupancy or similar certificate before the Project shall be occupied.  Such repairs, rebuilding or construction shall be free and clear of mechanics’ or other liens, in accordance with the building code and all applicable laws, ordinances, regulations or orders of any state, municipal or other public authority affecting the same.  In the event HHLV shall deliver a notice of termination pursuant to this Section 8.03, the Speakeasy Remittance Amount shall continue to accrue until the Termination Date.

8.04                           Disposition of Insurance Proceeds and Awards.

All insurance proceeds and Awards shall be paid to Speakeasy and HHLV as their interests may appear.

8.05                           Notice of a Taking or Casualty.  The parties hereto shall notify each other promptly upon becoming aware of a Permanent Taking, a Temporary Taking or any damage or loss to the Project by reason of fire or otherwise.

ARTICLE IX.
PRORATIONS/TRANSFERS ON TERMINATION DATE

9.01                           Termination Statement.  The items listed in subclauses (a) through (c) of this Section 9.01 shall be prorated, allocated and/or adjusted between Speakeasy and HHLV pursuant to a written closing statement (the “Termination Statement”) to be prepared by Speakeasy and HHLV and executed by Speakeasy and HHLV on the Termination Date.  Any additional amounts owed by Speakeasy shall be reflected in such Termination Statement and Speakeasy shall, within seven (7) Business Days after the Termination Date, pay such additional amounts to HHLV:

(a)                                  Property Taxes.  At the Closing, all real and personal property, ad valorem or similar taxes of the Project (collectively, “Property Taxes”) for the calendar year that includes the Termination Date shall be prorated as of the Termination Date using the latest available rates and assessments, and HHLV’s proportionate share of Property Taxes (which shall be determined on a per diem basis from the beginning of the calendar year through the day prior to the Termination Date) shall be credited to Speakeasy in the Termination Statement.  This proration of Property Taxes shall be subject to adjustment after the Termination Date when the final tax bill for the year of the Termination Date becomes available.  HHLV or Speakeasy, as applicable, shall pay promptly to the other party any amounts due as a result of such adjustments.  Any Property Tax refunds or rebates relating to any Pre-Termination Date Tax Period shall be the property of HHLV, and Speakeasy shall pay promptly to HHLV any such amounts (or portions thereof) that it receives.  Any Property Tax refunds or rebates relating to any Post-Termination Date Tax Period shall be the property of Speakeasy, and HHLV shall pay promptly to Speakeasy any such amounts (or portions thereof) that it receives.

(b)                                 Utilities.  Utility meters will be read, to the extent that the utility company will do so, during the daylight hours on the Termination Date, with charges to that time paid by

HHLV and charges thereafter paid by Speakeasy.  Prepaid utility charges shall be adjusted on the Termination Statement.  Charges for utilities which are un-metered, or for meters which have not been read on the Termination Date, will be prorated between Speakeasy and HHLV as of the Transfer Time based upon utility billings received after the Closing.  HHLV or Speakeasy, as appropriate, shall, upon receipt, submit a copy of the utility billings for any such charges to the other party and such party shall pay the party’s pro-rata share of such charges to the party requesting payment within seven business (7) days from the date of any such request.

(c)                                  Operating Contracts.  All income and expenses pursuant to the Operating Contracts will be prorated between Speakeasy and HHLV as of the Termination Date on the Termination Statement.  HHLV shall receive a credit on the Termination Statement for the amount of any prepaid rents related to periods after the Termination Date, security deposits, or other deposits previously paid by HHLV under the Operating Contracts, less any such amounts paid to and collected by HHLV under the Operating Contracts.  Any amounts received by Speakeasy under the Operating Contracts related to any period prior to the Termination Date shall be promptly paid to HHLV.  Any amounts received by HHLV under the Operating Contracts related to any period after the Termination Date shall be promptly paid to Speakeasy.

(d)                                 Cooperation.  In the event HHLV and Speakeasy agree that additional items should be prorated, allocated and/or adjusted between Speakeasy and HHLV, any such items shall be prorated, allocated and/or adjusted consistent with the provisions of this Section 9.01.

9.02                           Operations Settlement.  The items listed in subclauses (a) through (c) of this Section 9.02 shall be determined by the Operations Settlement.  Any amounts determined to be due and owing to HHLV pursuant to the Operations Settlement shall be paid for by Speakeasy, by cashier’s or certified check payable directly (and not by way of endorsement) to HHLV or by wiring of federal funds to the account designated by HHLV, no later than 12:00 noon (Las Vegas Time) on the day immediately following the Termination Date.  Each party shall bear its own costs of participation in the preparation of the Operations Settlement.

(a)                                  Room Revenues.  Room Revenues for the night of the Termination Date shall be divided equally between Speakeasy and HHLV pursuant to the Operations Settlement.  Revenues, other than Room Revenues, of the Property for the night of the Termination Date shall belong solely to and be retained by HHLV.

(b)                                 Tray Ledger.  Speakeasy shall purchase the Tray Ledger as of the Transfer Time from HHLV pursuant to the Operations Settlement.

(c)                                  House Funds.  Speakeasy and HHLV shall mutually agree upon a procedure for counting and determining all House Funds as of the Transfer Time and Speakeasy shall pay to HHLV as part of the Operations Settlement the amount of House Funds so determined.  Speakeasy shall have no obligation to purchase chips or tokens of other casinos, all of which shall be retained by HHLV and are excluded from sale.

9.03                           Accounts Receivable.

(a)                                  HHLV acknowledges and agrees that any amounts owed to the owner of the Project pursuant to accounts receivable outstanding as of the Effective Date (other than any Excluded Assets (as such term is defined in that certain Asset Purchase Agreement dated as of January 21, 2004 by and between Horseshoe Club Operating Company and HOCI)) are the property of Speakeasy.  HHLV shall not be obligated to collect any such amounts owed, but if HHLV collects same, such amounts will be paid over to Speakeasy (or its designees) promptly.

(b)                                 The collection of all accounts receivable other than the Tray Ledger accruing between the Effective Date and the Transfer Time (including receivables and revenues for food, beverages and telephone and casino credit) shall be the responsibility of HHLV.  Following the Termination Date, Speakeasy shall not be obligated to collect any such accounts receivable or revenues for HHLV, but if Speakeasy, following the Termination Date, collects same, such amounts will be paid over to HHLV (or its designees) promptly.

(c)                                  During the Term, each of HHLV and Speakeasy agrees to keep each other informed of (i) any amounts owed pursuant to casino markers that are actually collected and (ii) any collection efforts made in relation to amounts owned pursuant to such casino markers.

(d)                                 Following the Termination Date, each of the parties shall reasonably cooperate with each other regarding the foregoing, and shall not enter into any relationship, agreement or take any action intended to frustrate the intent of this Section 9.03.

9.04                           Adjustment For Progressive Liabilities.  Within two (2) Business Days following the Termination Date, HHLV shall pay to Speakeasy an amount equal to the amounts shown as of the Transfer Time on:

(a)                                  the Project’s in-house progressive slot machine meters as of the Transfer Time (if not removed by the vendor at or before the Transfer Time);

(b)                                 table games with an in-house progressive jackpot feature as of the Transfer Time; and

(c)                                  any other games with an in-house progressive feature as of the Transfer Time.

9.05                           Reservations; Loyalty Programs; Guests; Chips

(a)                                  Reservations.  Speakeasy will honor the terms and rates of all pre-Termination Date reservations (in accordance with their terms) at the Project made in the ordinary course of business by guests or customers, including advance reservation cash deposits, for rooms or services confirmed by HHLV for dates after the Termination

Date.  HHLV may continue to accept reservations for periods after the Termination Date in the ordinary course of business.  Speakeasy recognizes that such reservations may include discounts or other benefits, including, without limitation, benefits under frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits be delivered by Speakeasy to the guest(s) holding such reservations.  Speakeasy will honor all room allocation agreements and banquet facility and service agreements which have been granted to groups, persons or other customers for periods after the Termination Date at the rates and terms provided in such agreements; provided that such agreements were made in the ordinary course of business.  Speakeasy agrees that HHLV cannot make and has made no representation or warranty that any party holding a reservation or agreement for rooms, facilities or services will utilize such reservation or honor such agreement.  Speakeasy, by the execution hereof, assumes the risk of non-utilization of reservations and non-performance of such agreements from and after the Termination Date.

(b)                                 Total Rewards.  Subject to HHLV’s compliance with Section 3.05(f), Speakeasy agrees to honor all cash back awards extended by HHLV to members of Harrah’s Total Rewards® frequent player award program on terms consistent with HHLV’s past practice or HOCI’s nationwide programs, and Speakeasy authorizes HHLV to extend such awards with expirations up to the Termination Date.  HHLV agrees to reasonably cooperate with Speakeasy in order for Speakeasy to fulfill its obligations under this Section 9.05(b).

(c)                                  Guests’ Safe Deposit Boxes.  Speakeasy shall be responsible for all guest safety deposit boxes from and after the Termination Date.

(d)                                 Guests’ Vehicles and Baggage.  Prior to the Termination Date, HHLV and Speakeasy shall take inventory of: (i) all baggage, suitcases, luggage, valises and trunks of hotel guests checked or left in the care of HHLV; (ii) all luggage or other property of guests retained by HHLV as security for unpaid accounts receivable; (iii) the contents of the baggage storage room and (iv) all motor vehicles that were checked and placed in the care of HHLV at the Project; provided, however, that no such baggage, suitcases, luggage, valises or trunks shall be opened.  Except for the property referred to in (ii) above, which shall be removed from the Project by HHLV within ten (10) days after the Termination Date, all such baggage and other items shall be marked or sealed in a manner to be agreed upon by the parties and listed in an inventory prepared and signed jointly by said representatives of HHLV and Speakeasy as of the Termination Date.  Said baggage and other items shall be stored as Speakeasy shall choose, and Speakeasy shall be responsible for claims with respect thereto.

(e)                                  Chip and Token Redemption.  Within sixty (60) days prior to the end of the Term, HHLV shall file a plan (the “Redemption Plan”) for the redemption and disposal of HHLV’s Chips and Tokens in accordance with Nevada Gaming Regulation 12.070.

Such Redemption Plan, including the form of publication notice and the terms of publication, shall be approved by Speakeasy in its reasonable discretion, which shall not be unreasonably withheld or delayed, and shall provide, among other things, that (i) HHLV shall be responsible for any outstanding liability relating to HHLV’s Chips and Tokens, (ii) Speakeasy, as an accommodation to HHLV, shall redeem HHLV’s Chips and Tokens at the Project during the redemption period set forth in the Redemption Plan (the “Redemption Period”) and (iii) HHLV and Speakeasy shall implement the Redemption Plan as approved by the Chairman of the Nevada Gaming Control Board.  HHLV agrees to pay the costs associated with preparing and publishing the notices required pursuant to the Redemption Plan.  For the avoidance of doubt, it is understood by the parties that HHLV shall reimburse Speakeasy for any of HHLV’s Chips and Token redeemed by Speakeasy during the Redemption Period.

9.06                           Transfer of Utilities; Insurance.

(a)                                  Utilities.  Prior to the Termination Date, HHLV shall notify all utility companies servicing the Project of the anticipated change in the entity operating the Project and request that all billings after the Termination Date be made to Speakeasy at the Project address.  Speakeasy shall be responsible for paying, before the Termination Date, all deposits required by utility companies in order to continue service at the Project for periods after the Transfer Time and shall take any other action and make any other payments required to assure uninterrupted availability of utilities at the Project for all periods after the Termination Date.  Following the Termination Date, all utility deposits made by HHLV will be refunded directly to HHLV by the utility company holding same.

(b)                                 Insurance.  Notwithstanding the provisions of Article VII, all of HHLV’s fire and casualty insurance and other insurance policies may be cancelled by HHLV as of the Termination Date, and any refunded premiums shall be retained by, and transferred to, HHLV.  Speakeasy will be responsible for acquiring and placing its insurance policies for periods after the Termination Date.

ARTICLE X.
ASSIGNMENT AND SUBLETTING

Neither Speakeasy nor HHLV shall assign this Agreement or any interest therein without the express prior written consent of the other party, which consent shall not be unreasonably withheld. Notwithstanding the preceding sentence, (a) HHLV may assign or transfer this Agreement to any Affiliate of HHLV; provided, that a counterpart original of such assignment is delivered to Speakeasy on or before the effective date of such assignment, and provided further that such Affiliate of HHLV expressly assumes and agrees to be bound by all of the terms and conditions of this Agreement and (b) Speakeasy may assign or transfer this Agreement to any Affiliate of Speakeasy; provided, that a counterpart original of such assignment is delivered to HHLV on or before the effective date of such assignment, and provided further that such Affiliate of Speakeasy expressly assumes and agrees to be bound by all of the terms and conditions of this Agreement.

ARTICLE XI.
AFFIRMATIVE COVENANTS OF HHLV

HHLV hereby covenants and agrees that so long as this Agreement remains in effect:

11.01                     Corporate Status.  HHLV shall preserve and maintain its rights, franchises and privileges as a limited liability company in the state of its formation and remain qualified to conduct business in the State of Nevada.

11.02                     Compliance with Laws.

(a)                                  HHLV shall comply in all material respects with all applicable laws, rules, regulations and orders of all states, counties, and municipalities in which such party conducts business related to the Project, including, without limitation, any laws, rules, regulations, orders and requests for information of the Nevada Gaming Authorities.  HHLV shall also follow applicable federal laws, rules, and regulations.

(b)                                 HHLV agrees to comply in all material respects with all Environmental Laws relating to HHLV’s operation of the Project.  Without limiting the generality of the foregoing, HHLV shall not bring Hazardous Materials onto the Project, except as permitted by Environmental Laws.  HHLV agrees to indemnify, defend and hold Speakeasy and its officers, employees and agents harmless from any claims, judgments, damages, penalties, fines, costs, liabilities (including sums paid in settlements of claims) or loss including reasonable attorneys’ fees, consultant fees, and expert fees (consultants and experts to be selected by Speakeasy) incurred in connection with any investigation of site conditions or any clean-up, remedial, removal or restoration work required by any federal, state or local governmental agency or political subdivision because of the presence of asbestos, other toxic or Hazardous Material in the Project, or the soil, groundwater or soil vapor on or under the Project as a result of a breach of this Section 11.02(b).  The foregoing indemnity shall survive the expiration of the Term or earlier termination of this Agreement.

(c)                                  HHLV agrees to comply in all material respects with health and liquor laws and codes relating to HHLV’s operation of the Project.

(d)                                 All expenses incurred in connection with HHLV’s compliance with laws pursuant to this Section 11.02 shall be Operating Expenses.

11.03                     Gaming Approvals.  HHLV and Speakeasy each agree to use its best efforts to expeditiously prepare and file all Nevada gaming license applications necessary for it to perform its obligations under this Agreement.

11.04                     Cooperation with Gaming Authorities.  HHLV shall cause its members, officers, directors, employees and/or stockholders, as the case may be, to provide any Nevada Gaming Authorities or other gaming authorities which govern or may govern gaming facilities of Affiliates of Speakeasy or HHLV with necessary documents and information.

11.05                     Confidential Information.  HHLV agrees for itself and its Affiliates, agents, representatives and consultants to hold in the strictest confidence and not to disclose to any person, entity, party, firm or corporation (other than agents or representatives of HHLV who are also bound by this Section 11.05) without the prior express written consent of Speakeasy (except as may be advised by outside counsel to be disclosed for purposes of compliance with laws and regulations including but not limited to applicable securities laws, gaming laws and/or NYSE marketplace rules) any of Speakeasy’s confidential data, whether related to the Project or to general business matters, which shall come into their possession or knowledge (unless such information is already publicly available through no action of HHLV).  HHLV agrees that Speakeasy and its Affiliates may make such public disclosures as Speakeasy and its Affiliates are advised by their outside counsel for purposes of compliance with laws and regulations including but not limited to applicable securities laws, gaming laws and/or NASDAQ Marketplace Rules.

ARTICLE XII.
AFFIRMATIVE COVENANTS OF SPEAKEASY

12.01                     Affirmative Covenants of Speakeasy.  Speakeasy hereby covenants and agrees that so long as this Agreement remains in effect:

(a)                                  Corporate Status

(i)                                     Speakeasy shall preserve and maintain its rights, franchises and privileges as a corporation in the state of its formation and remain qualified to conduct business in the State of Nevada, including without limitation, its right to own the Project.

(ii)                                  Speakeasy shall, in accordance with the provisions of Article VII of this Agreement, maintain insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as are usually carried by companies engaged in similar business and owning similar properties in the same general area in which Speakeasy operates, and which may be necessary to satisfy the requirements of Speakeasy’s lenders.

(b)                                 Compliance with Laws.  Speakeasy shall comply in all material respects with all applicable laws, rules, regulations and orders of all states, counties, and municipalities in which such party conducts business related to the Project, including, without limitation, any laws, rules, regulations, orders and requests for information of the Nevada Gaming Authorities and any of the other gaming authorities that may license HHLV or from which HHLV may seek a license.  Speakeasy shall also follow applicable federal laws, rules, and regulations.

(c)                                  Cooperation with Gaming Authorities.  Speakeasy  shall cause its members, officers, directors, employees and/or stockholders, as the case may be, to provide any Nevada Gaming Authorities or other gaming authorities which govern or may govern gaming facilities of Affiliates of Speakeasy or HHLV with necessary documents and information.

(d)                                 Confidential Information.  Speakeasy agrees for itself and its Affiliates, agents, representatives and consultants to hold in the strictest confidence and not to disclose to any person, entity, party, firm or corporation (other than agents or representatives of Speakeasy who are also bound by this Section 12.01(d)) without the prior express written consent of HHLV (except as may be advised by outside counsel to be disclosed for purposes of compliance with laws and regulations including but not limited to applicable securities laws, gaming laws and/or NASDAQ Marketplace Rules) any of HHLV’s confidential data, whether related to the Project or to general business matters, which shall come into their possession or knowledge (unless such information is already publicly available through no action of Speakeasy).  Speakeasy agrees that HHLV and its Affiliates may make such public disclosures as HHLV and its Affiliates are advised by their outside counsel for purposes of compliance with laws and regulations including but not limited to applicable securities laws, gaming laws and/or NYSE marketplace rules.

(e)                                  Quiet Enjoyment.  So long as no HHLV Event of Default has occurred and is continuing, Speakeasy covenants that, during the Term, (i) HHLV shall and may peaceably possess and quietly enjoy the Project in accordance with the terms of this Agreement, free from molestation, eviction and disturbance by Speakeasy or by any of its Affiliates and (ii) Speakeasy shall, at Speakeasy’s expense, undertake and prosecute all commercially reasonable actions, judicially or otherwise, required to assure such quiet enjoyment and peaceable possession by HHLV.

(f)                                    Compliance With Laws.  Speakeasy agrees to comply with all Environmental Laws relating to Speakeasy’s ownership of the Project.

(g)                                 Environmental Indemnification By Speakeasy.  Speakeasy agrees to indemnify, defend and hold HHLV and its officers, employees and agents harmless from any claims, judgments, damages, penalties, fines, costs, liabilities (including sums paid in settlements of claims) or loss including reasonable attorneys’ fees, consultant fees, and expert fees (consultants and experts to be selected by HHLV) incurred in connection with any investigation of site conditions or any clean-up, remedial, removal or restoration work required by any federal, state or local governmental agency or political subdivision because of the presence or suspected presence of asbestos, other toxic or Hazardous Material in the Project, or the soil, groundwater or soil vapor on or under the Project, unless (i) the Hazardous Materials are present solely as a result of the actions of HHLV, its officers, shareholders, employees or agents or (ii) the presence of the Hazardous Materials are the result of a violation by HHLV of HHLV’s obligations under Section 11.02(b).  The foregoing indemnity shall survive the expiration of the Term or earlier termination of this Agreement.

(h)                                 Domain Names and Telephone Numbers.  Speakeasy agrees that it will not change any of the following during the Term without the consent of the Committee: (i) the domain names

“binions.com,” “binions.org” or “binions.net” or (ii) the telephone number (702) 382-1600 or (iii) the telephone number (800) 937-6537.

ARTICLE XIII.
REPRESENTATIONS AND WARRANTIES

13.01                     Speakeasy’s Status.  Speakeasy represents and warrants that it is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Nevada, that Speakeasy has full corporate power and authority to enter into this Agreement and perform its obligations hereunder, and that the officers of Speakeasy who executed this Agreement on behalf of Speakeasy are in fact officers of Speakeasy and have been duly authorized by Speakeasy to execute this Agreement on its behalf.

13.02                     HHLV’s Status.  HHLV represents and warrants that it is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and qualified to do business in the State of Nevada, that HHLV has full limited liability company power and authority to enter into this Agreement and perform its obligations hereunder, and that the officers of HHLV who executed this Agreement on behalf of HHLV are in fact officers of HHLV and have been duly authorized by HHLV to execute this Agreement on its behalf.

13.03                     Authorization/No Conflict

(a)                                  The execution, delivery and performance by HHLV of this Agreement have been duly authorized by all necessary limited liability company action on the part of HHLV and no further action or approval is required in order to constitute this Agreement as the valid and binding obligations of HHLV, enforceable in accordance with its terms.  The execution, delivery and performance of this Agreement by HHLV, as applicable, do not and will not:

(i)                                     violate or conflict with any provisions of its certificates of formation or operating agreements or of any law, rule, regulation of the Nevada Gaming Authorities, or any order, writ, judgment, decree, determination, or award presently in effect having applicability to HHLV;

(ii)                                  result in a breach of any condition or provision of, or constitute a default under, any indenture, loan or credit agreement or any other agreement or instrument to which HHLV is a party or by which HHLV may be bound or affected; or

(iii)                               result in, or require, the creation or imposition of any lien, claim, charge or encumbrance of any nature upon or with respect to any of the properties now owned or hereafter acquired by HHLV.

(b)                                 The execution, delivery and performance by Speakeasy of this Agreement have been duly authorized by all necessary corporate action on the part of Speakeasy and no further action or approval is required in order to constitute this Agreement as the valid and binding obligations of Speakeasy, enforceable in accordance with its terms.  The execution, delivery and performance of this Agreement by Speakeasy do not and will not:

(i)                                     violate or conflict with any provisions of its certificate of incorporation or bylaws, or of any law, rule, regulation of the Nevada Gaming Authorities, or any order, writ, judgment, decree, determination, or award presently in effect having applicability to Speakeasy;

(ii)                                  result in a breach of any condition or provision of, or constitute a default under, any indenture, loan or credit agreement or any other agreement or instrument to which Speakeasy or MTR Gaming Group, Inc. (“Speakeasy Parent”) is a party or by which Speakeasy or Speakeasy Parent may be bound or affected; or

(iii)                               result in, or require, the creation or imposition of any lien, claim, charge or encumbrance of any nature upon or with respect to any of the properties now owned or hereafter acquired by Speakeasy.

13.04                     Permits/Approvals.  Speakeasy and HHLV possess adequate franchises, licenses, permits, orders and approvals of all federal, state and local governmental or regulatory bodies required for them to carry on their businesses as presently conducted; all of such franchises, licenses, permits, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened; and none of such franchises, licenses, permits, orders or approvals will be adversely affected by the consummation of the transactions contemplated by this Agreement.

13.05                     Accuracy of Representations.  No representation or warranty of Speakeasy or HHLV in this Agreement nor any information, exhibit, memorandum, schedule or report furnished by Speakeasy or HHLV in connection with this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of fact contained therein not misleading.

ARTICLE XIV.
DEFAULT

14.01                     Definitions.  The occurrence of any one or more of the events described in Section 14.02 which is not cured within the time permitted shall constitute an “HHLV Event of Default”.  The occurrence of any one or more of the events described in Section 14.03 which is not cured within the time permitted shall constitute a “Speakeasy Event of Default”.

14.02                     HHLV Event of Default

An HHLV Event of Default shall have occurred if:

(a)                                  HHLV shall fail to make any monetary payment required under this Agreement, on or before the due date recited herein and said failure continues for five (5) Business Days after written notice from HHLV specifying such failure,

(b)                                 HHLV shall fail to perform or materially comply with any of the material covenants, agreements, terms or conditions contained in this Agreement applicable to HHLV and such failure shall continue for a period of thirty (30) days after written notice thereof from Speakeasy to HHLV specifying in reasonable detail the nature of such failure, or, in the case such failure is of a nature that it cannot, with due diligence and good faith, be cured within thirty (30) days, if, HHLV fails to proceed promptly and with all due diligence and in good faith to cure the same and thereafter to prosecute the curing of such failure to completion with all due diligence within ninety (90) days thereafter,

(c)                                  HHLV shall take or fail to take any action to the extent required of HHLV under this Agreement that creates a default under or breach of any loan document, any related contract or any requirement of the Nevada Gaming Authorities, unless HHLV cures such default or breach prior to the expiration of the applicable notice, grace and cure periods, if any; provided, however, that HHLV shall only be required to cure any defaults with respect to which HHLV has a duty hereunder.  If the only result of the failure by HHLV to act is a monetary loss to Speakeasy which is not otherwise capable of being cured by HHLV, then there shall be no HHLV Event of Default with respect to HHLV’s failure if HHLV reimburses Speakeasy for such losses within ten (10) Business Days of incurring such loss or otherwise protects Speakeasy against such loss in a manner reasonably acceptable to Speakeasy,

(d)                                 HHLV shall apply for or consent to the appointment of a receiver, trustee or liquidator of itself or any of its property,

(e)                                  HHLV shall make a general assignment for the benefit of creditors,

(f)                                    HHLV shall be adjudicated bankrupt or insolvent,

(g)                                 HHLV shall file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors, takes advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law, or admit the material allegations of a petition filed against it in any proceedings under any such law, or

(h)                                 If an order, judgment or decree is entered by any court of competent jurisdiction approving a petition seeking reorganization of HHLV, or appointing a receiver, trustee or liquidator of HHLV, of all or a substantial part of any of the assets of HHLV, and such order, judgment or decree continues unstayed and in effect for a period of sixty (60) days from the date of entry thereof.

14.03                     Speakeasy Event of Default

A Speakeasy Event of Default shall have occurred if:

(a)                                  Speakeasy shall fail to make any monetary payment required under this Agreement, on or before the due date recited herein and said failure continues for five (5) Business Days after written notice from HHLV specifying such failure,

(b)                                 Speakeasy shall fail to perform or materially comply with any of the other covenants, agreements, terms or conditions contained in this Agreement applicable to Speakeasy and such failure shall continue for a period of thirty (30) days after written notice thereof from HHLV to Speakeasy specifying in reasonable detail the nature of such failure, or, in the case such failure is of a nature that it cannot, with due diligence and good faith, cure within thirty (30) days, if Speakeasy fails to proceed promptly and with all due diligence and in good faith to cure the same and thereafter to prosecute the curing of such failure to completion with all due diligence within ninety (90) days thereafter,

(c)                                  Any of Speakeasy’s lenders or any of Speakeasy’s Affiliate’s lenders initiates foreclosure proceedings with respect to any portion of the Project consisting of real property,

(d)                                 Speakeasy shall apply for or consent to the appointment of a receiver, trustee or liquidator of itself or any of its property,

(e)                                  Speakeasy shall make a general assignment for the benefit of creditors,

(f)                                    Speakeasy shall be adjudicated bankrupt or insolvent,

(g)                                 Speakeasy shall file a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors, takes advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law, or admit the material allegations of a petition filed against it in any proceedings under any such law, or

(h)                                 If an order, judgment or decree is entered by any court of competent jurisdiction approving a petition seeking reorganization of Speakeasy, or appointing a receiver, trustee or liquidator of Speakeasy, of all or a substantial part of any of the assets of

Speakeasy, and such order, judgment or decree continues unstayed and in effect for a period of sixty (60) days from the date of entry thereof.

14.04                     Delays and Omissions.  No delay or omission as to the exercise of any right or power accruing upon any Event of Default shall impair the non-defaulting party’s exercise of any right or power or shall be construed to be a waiver of any Event of Default or acquiescence therein.

ARTICLE XV.
TERMINATION

15.01                     Terminating Events

This Agreement shall terminate upon the occurrence of the following:

(a)                                  at the election of the non-defaulting party, upon the occurrence of an Event of Default under this Agreement and the time to cure has lapsed;

(b)                                 if and as specified in Article VIII; or

(c)                                  at HHLV’s election, upon the sale, transfer or other disposition of the Project; provided, however, that if Speakeasy decides to sell, transfer or dispose of the Project during the Term and delivers prior written notice to HHLV of its intention to do so, then, within fifteen (15) days after receipt of such notice from Speakeasy, HHLV shall notify Speakeasy if HHLV intends to terminate this Agreement in accordance with this Section 15.01(c).

15.02                     Delivery of Project.  Upon termination of this Agreement,

(a)                                  HHLV shall assign and transfer to Speakeasy all of HHLV’s rights, title, and interest in and to all transferable licenses and permits with respect to the operation of the Project, save and except the System Marks which will and shall remain the property of HHLV’s Affiliates, subject to the license granted to Speakeasy pursuant to Section 1 of the Intellectual Property License Agreement;

(b)                                 HHLV shall peacefully vacate the Project;

(c)                                  HHLV shall prepare and deliver to Speakeasy an inventory of the linens and employee uniforms at the Project as of thirty (30) days prior to the Termination Date; and

(d)                                 No signs or personalized property bearing any System Marks shall be purchased or used by Speakeasy without prior written agreement between Speakeasy and HHLV’s Affiliate.

15.03                     Removal of Exterior Signs.  Commencing up to forty-five (45) days prior to the end of the Term, HHLV may remove from the Project, at HHLV’s sole cost and expense, any exterior signs inscribed with any System Marks.  Upon surrender of the Project at the end of the Term, any exterior signs inscribed with any System Marks remaining at the Project shall be removed by Speakeasy and destroyed as soon as is practicable, and in any event within forty-five (45) days after the Termination Date; provided, however, that Speakeasy shall be entitled to an additional forty-five (45) day extension if Speakeasy is diligently pursuing such removal and destruction but is not able to complete such removal and destruction within the initial forty-five (45) day period.

15.04                     Removal of Personal Property.  Commencing up to forty-five (45) days prior to the end of the Term, HHLV may remove from the Project, at HHLV’s sole cost and expense, any personal property bearing a System Mark (including without limitation, ashtrays, office supplies, linen, glassware, paper goods, promotional items, guest checks, uniforms, and upholstery).  Upon surrender of the Project at the end of the Term, any such personal property bearing a System Mark remaining at the Project shall be removed and destroyed by Speakeasy as soon as practicable, and in any event within thirty (30) days after the Termination Date.

15.05                     Removal and Replacement of Existing Carpets.  From time to time during the Term, the Committee shall consider replacing the existing carpets at the Project.  If the existing carpets that contain Horseshoe System Marks are not replaced during the Term, then Speakeasy shall be required to remove and dispose of such carpets within nine (9) months after the end of the Term.  Regardless of whether the carpet is replaced during the Term or after the Term, it must be replaced with a carpet that does not bear a System Mark.

15.06                     Re-Branding.  Commencing up to ninety (90) days prior to the end of the Term, and in conformance with the terms of the Intellectual Property License Agreement, HHLV may commence re-branding the Project as a “Binion’s” casino (or such other casino name as Speakeasy may choose) to the extent HHLV deems reasonable and practical, and in connection therewith HHLV shall, in the manner approved by the Committee (i) begin to reduce the use of personal property bearing a System Mark (including without limitation, ashtrays, office supplies, linen, glassware, paper goods, promotional items, guest checks, uniforms, and upholstery), (ii) refrain from re-ordering disposable personal property bearing a System Mark (e.g. office supplies and paper goods, etc.) to the extent such personal property would not be used at the Project prior to the end of the Term and (iii) begin to increase the use of the “Binion’s” name (or such other casino name as Speakeasy may choose) at the Project.  Speakeasy agrees that (a) it shall not operate the Project under the name “Binion’s Horseshoe” after the Term and (b) it shall not use or suffer the use by any of its Affiliates, employees, or any parties with whom it is in privity of contract, of any of the Horseshoe Marks or the name “Binion’s Horseshoe” at the Project after the Term.

ARTICLE XVI.
NOTICES

All notices provided for in this Agreement or related to this Agreement, which either party desires to serve on the other, shall be in writing and shall be considered delivered upon receipt.  Any and all notices or other papers or instruments related to this Agreement shall be sent by:

(a)                                  by United States registered or certified mail (return receipt requested), postage prepaid, in an envelope properly sealed;

(b)                                 by a facsimile transmission where written acknowledgment of receipt of such transmission is received and a copy of the transmission is mailed with postage prepaid; or

(c)                                  a nationally recognized overnight delivery service;

provided for receipted delivery, addressed as follows:

HHLV:

HHLV Management Company, LLC

c/o Harrah’s Operating Company, Inc.

One Harrah’s Court

Las Vegas, Nevada 89119

Attn:  Jonathan Halkyard

Fax: (702) 407-6366

With a copy to:

Harrah’s Operating Company, Inc.

One Harrah’s Court

Las Vegas, NV 89119

Attn: General Counsel

Fax: (702) 407-6418

SPEAKEASY:

Speakeasy Gaming of Fremont, Inc.

3227 Civic Center Drive

North Las Vegas, NV 89030

Attn: Roger Szepelak

Fax: (702) 399-4108

With a copy to:

Ruben & Aronson, LLP

4800 Montgomery Lane, Suite 150

Bethesda, MD  20814

Attn: Robert L. Ruben, Esq.

Fax:  (301) 951-9636

Speakeasy or HHLV may change the address or name of addressee applicable to subsequent notices (including copies of said notices as hereinafter provided) or instruments or other papers to be served upon or delivered to the other party, by giving notice to the other party as aforesaid, provided that notice of such change shall not be effective until the fifth (5th) day after mailing or facsimile transmission.

ARTICLE XVII.
MISCELLANEOUS

17.01                     Heirs, Successors, Assigns.  Except as otherwise provided herein, each provision hereof shall extend to and shall, as the case may require, bind and inure to the benefit of the parties’ heirs, executors, administrators, permitted successors, permitted assigns and legal representatives.

17.02                     Construction.  The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning, and not strictly for or against Speakeasy or HHLV.  This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party causing the same to be drafted.

17.03                     Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of  Nevada without reference to its choice of law provisions.

17.04                     Severability.  Should any portion of this Agreement be declared invalid or unenforceable, then such portion shall be deemed to be severed from this Agreement and shall not affect the remainder thereof.

17.05                     Relation of the Parties.  Nothing in this Agreement shall be construed as creating a tenancy, ownership, limited partnership, joint venture, agency or any other relationship between the parties hereto other than independent contractors.  All debts and liabilities incurred by HHLV within the scope of the authority granted and permitted hereunder in the course of its operation of the Project shall be the debts and liabilities of Speakeasy only, and HHLV shall not be liable for such debts and liabilities except as specifically stated to the contrary herein.

17.06                     Attorneys’ Fees.  Should either party institute an action or proceeding to enforce any provisions hereof or for other relief due to an alleged breach of any provision of this Agreement, the prevailing party shall be entitled to receive from the other party all costs of the action or proceeding and reasonable attorneys’ fees.

17.07                     Counterparts.  This Agreement may be executed in two or more counterparts and shall be deemed to have become effective when and only when all parties hereto have executed this Agreement, although it shall not be necessary that any single counterpart be signed by or on behalf of each of the parties hereto, and all such counterparts shall be deemed to constitute but one and the same instrument.

17.08                     Entire Agreement.  This Agreement covers in full each and every agreement of every kind or nature whatsoever between the parties hereto concerning this Agreement, and all preliminary negotiations and agreements, whether verbal or written, of whatsoever kind or nature are merged herein.  No oral agreement or implied covenant shall be held to vary the provisions hereof, any statute, law or custom to the contrary notwithstanding.

17.09                     Force Majeure.  Whenever this Agreement requires an act to be performed within a specified time period or to be completed diligently, such periods are subject to delays cause by Events of Force Majeure.

17.10                     No Warranties.  HHLV shall use its best efforts to render the services contemplated by this Agreement in good faith to Speakeasy, but hereby explicitly disclaims any and all warranties, express or implied, including but not limited to the success or profitability of the Project.

17.11                     Headings.  Headings or captions have been inserted for convenience of reference only and are not to be construed or considered to be a part hereof and shall not in an way modify, restrict or amend any of the terms or provisions hereof.

17.12                     Waiver.  The waiver by one party of any default or breach of any of the provisions, covenants or conditions hereof of the part of the other party to be kept and performed shall not be a waiver of any preceding or subsequent breach or any other provisions, covenants or conditions contained herein.

17.13                     Consent to Jurisdiction.  The parties hereto agree that any legal action or proceeding with respect to or arising out of this Agreement may be brought in or removed to the courts of the State of Nevada, in and for the County of Clark, or of the United States of America for the District of Nevada, as HHLV may elect.  By execution and delivery of this Agreement, the parties hereto accept, for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.  The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any manner permitted by law.  Nothing herein shall affect the right of HHLV to bring legal action or proceedings in any other competent jurisdiction.  The parties hereto hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of forum non-conveniens.

17.14                     Waiver of Jury Trial.  THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT AND THE RELATIONSHIP BETWEEN THE PARTIES HERETO THAT IS BEING ESTABLISHED.  THE PARTIES HERETO ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS.  THE PARTIES HERETO

FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

17.15                     Third Party Beneficiaries.  None of the obligations hereunder of either party shall run to or be enforceable by any party other than the parties to this Agreement and their respective successors and assigns in accordance with the provisions of this Agreement.

17.16                     Amendments.  This Agreement may be changed or modified only by an agreement in writing signed by the parties hereto, and no oral understandings shall be binding as between the parties.

17.17                     Waste. Other than (a) when necessary in the reasonable business judgment of a party or (b) as expressly permitted pursuant to the terms of this Agreement, neither party will commit or permit any waste (including economic and non-physical waste), impairment or deterioration of the Project (other than normal wear and tear) or any alteration, demolition or removal of any of the Project without the prior consent of the other party, which may be withheld in such party’s sole discretion.

17.18                     No Warranty.                       Speakeasy makes no representation or warranty, express or implied, at law or in equity, in respect of any of the Project, including, without limitation, with respect to merchantability, habitability or fitness for any particular purpose, and any such other representations or warranties are hereby expressly disclaimed.

17.19                     Press Releases.  Each of Speakeasy and HHLV shall use commercially reasonable efforts to ensure that its press releases and the press releases of its Affiliates concerning the Project or this Agreement shall first be submitted to the Committee for the Committee’s approval, with the exception of any press releases required to be made by a party or its Affiliates pursuant to various securities laws applicable to such party or its Affiliates.

17.20                     “As Is.”  HHLV acknowledges that pursuant to Section 3.2(d) of the Purchase and Sale Agreement, Speakeasy purchased the Project in an “as is” condition.  HHLV hereby agrees to take possession of the Project in the same “as is” condition.

17.21                     Survival.  Any provision of this Agreement which by its terms or by reasonable implication or interpretation is intended to or should survive the Termination Date, shall fully survive the Termination Date and the termination of this Agreement for any reason whatsoever.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date and year first above written.

HHLV:

HHLV MANAGEMENT COMPANY, LLC,
a Nevada limited liability company

By:	Harrah’s Operating Company, Inc.,
a Delaware corporation
Its sole member

	By:	/S/ Jonathan S. Halkyard
	Name:	Jonathan S. Halkyard
	Its:	VP - Treasurer

SPEAKEASY GAMING OF FREMONT, INC.,
a Nevada corporation

	By:	/S/ Edson R. Arneault
Name: Edson R. Arneault
Its: President

The undersigned, in consideration of, and as a material inducement to, HHLV entering into the foregoing Agreement, hereby unconditionally and absolutely guaranties unto HHLV, its successors and assigns, the due and complete performance and payment (and not merely collection) in full of all obligations and liabilities of Speakeasy pursuant to the Agreement, as and when due and payable, subject to the terms and conditions of the Agreement.  The undersigned agrees that HHLV shall be entitled to enforce directly against the undersigned any of such obligations to the extent that Speakeasy fails to perform its obligations.  Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit HHLV’s ability to assert any claims, defenses or other rights that HHLV may have under the Agreement.

This guaranty is independent of and in addition to any security or other remedies which HHLV has or may have for performance of any of the obligations on the part of Speakeasy; and the undersigned and Speakeasy agree that HHLV shall not be required to resort to any other security or other remedies before proceeding upon this guaranty, but that HHLV may proceed hereunder against the undersigned and Speakeasy, or any of them, at any time it sees fit, independently of or concurrently with any other remedies it may have.

MTR GAMING GROUP, INC.,
a Delaware corporation

By:	/S/ Edson R. Arneault
Name: Edson R. Arneault
Its: President

The undersigned, in consideration of, and as a material inducement to, Speakeasy entering into the foregoing Agreement, hereby unconditionally and absolutely guaranties unto Speakeasy, its successors and assigns, the due and complete performance and payment (and not merely collection) in full of all obligations and liabilities of HHLV pursuant to the Agreement, as and when due and payable, subject to the terms and conditions of the Agreement.  The undersigned agrees that Speakeasy shall be entitled to enforce directly against the undersigned any of such obligations to the extent that HHLV fails to perform its obligations.  Notwithstanding any of the foregoing, nothing herein shall be deemed to waive or limit Speakeasy’s ability to assert any claims, defenses or other rights that Speakeasy may have under the Agreement.

This is independent of and in addition to any security or other remedies which Speakeasy has or may have for performance of any of the obligations on the part of HHLV; and the undersigned and HHLV agree that Speakeasy shall not be required to resort to any other security or other remedies before proceeding upon this guaranty, but that Speakeasy may proceed hereunder against the undersigned and HHLV, or any of them, at any time it sees fit, independently of or concurrently with any other remedies it may have.

Harrah’s Operating Company, Inc.,
a Delaware corporation

By:	/S/ Jonathan S. Halkyard
Name:	Jonathan S. Halkyard
Its:	VP - Treasurer

TABLE OF EXHIBITS

EXHIBIT A – List of Operating Contracts (Section 1.01)

EXHIBIT B – Benefits (Section 3.05(d))

EXHIBIT C – HHLV’s Senior Management Team (Section 3.05(e))

EXHIBIT D – HHLV’s Proprietary Information and Systems (Section 4.02(a)(ii))

EXHIBIT E – List of Horseshoe System Marks (Section 5.04)

FIRST AMENDMENT

TO

JOINT OPERATING LICENSE AGREEMENT

THIS FIRST AMENDMENT TO JOINT OPERATING LICENSE AGREEMENT (the “Amendment”) is made as of March 10, 2004 by and between SPEAKEASY GAMING OF FREMONT, INC., a Nevada corporation (“Speakeasy”) and HHLV MANAGEMENT COMPANY, LLC, a Nevada limited liability company (“HHLV”).

Recitals

A.                                   Speakeasy and HHLV are parties to that certain Joint Operating License Agreement, dated as of March 5, 2004 (the “Joint Operating Agreement”).  Capitalized terms not otherwise defined herein shall have the meanings given them in the Joint Operating Agreement.

B.                                     Speakeasy and HHLV desire to amend the Joint Operating Agreement in the manner set forth herein in order to assure that a final round of the World Series of Poker be held at the Project during 2005.

Agreement

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.                                       Amendments.  The parties hereby agree to the following amendments to the Joint Operating Agreement:

A.                                   Section 3.14 of the Joint Operating Agreement is hereby deleted and replaced in its entirety with the following provision:

“3.14  Operating Contracts.

(a)   Commencing on the Effective Date and for a period of sixty (60) days thereafter, the Committee will undertake a review of the operations of the Project and the Assignment and Assumption of Assumed Contracts to (i) establish as complete and accurate a list of Project vendors and Operating Contracts as is commercially practicable, (ii) determine which Operating Contracts have a term which extends beyond the Term and which Operating Contracts have rights of termination, and (iii) prepare a plan identifying those Operating Contracts which HHLV and Speakeasy desire to replace, renegotiate or terminate.  HHLV shall use commercially reasonable efforts to implement the plan with respect to Operating Contracts which is established by the Committee.

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(b)  Without any approvals from the Committee or Speakeasy (i) HHLV may enter into any amendment or modification of any Operating Contract that is terminable by Speakeasy at the end of the Term (so long as after any such amendment, such Operating Contract remains terminable by Speakeasy at the end of the Term), and (ii) HHLV may enter into any non-material amendment or modification to any Operating Contract that is not terminable by Speakeasy at the end of the Term; provided, however, that unless otherwise approved by the Committee, HHLV shall not enter into any material amendment or modification to any Operating Contract that is not terminable by Speakeasy at the end of the Term, and (iii) HHLV may enter into any new Operating Contract provided that such Operating Contract is terminable by Speakeasy at the end of the Term.”

B.                                     The following Section 3.16 is hereby added to Article III of the Joint Operating Agreement:

“3.16  Indemnities.

(a)  HHLV hereby indemnifies Speakeasy for any loss, damage, claim, cost, charge or expense, including direct, indirect or consequential loss, damage, claim cost, charge or expense, and also including reasonable attorney’s fees and other costs of litigation, arising after the end of the Term pursuant to obligations under Operating Contracts not listed in Exhibit A to this Agreement, but only to the extent that HHLV is able to recover such amounts from Horseshoe Club Operating Company.

(b)  HHLV hereby indemnifies Speakeasy for any loss, damage, claim, cost, charge or expense, including direct, indirect or consequential loss, damage, claim cost, charge or expense, and also including reasonable attorney’s fees and other costs of litigation, arising out of the Union Agreements and accruing prior to the Effective Date.

(c)                                     The indemnities described in Section 3.16(a) and 3.16(b) shall terminate at the end of the Initial Term.”

C.                                     The following Section 3.17 is hereby added to the end of Article III of the Joint Operating Agreement:

“3.17  Parry Lease Payment.  The parties acknowledge and agree that a Lease Buyout (as such term is defined in the Purchase and Sale Agreement) of that certain Lease dated May 3, 1957, between O.L. Parry and Stewart Kennard, Junior, Trustee, recorded as Instrument 183143 in Book 225 of the Official Records of Clark County, Nevada, as amended, assigned or affected by that certain First Amendment of Lease and Consent to Assignment of Lease, dated September 21, 1984, recorded as Instrument 1990886 in Book 2031 of the Official Records of Clark

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County, Nevada; that certain Second Amendment of Lease, dated as of December 12, 1984, recorded as Instrument 2000565 in Book 2041 of the Official Records of Clark County, Nevada; and that certain Third Amendment of Lease, dated as of December 25, 1984, recorded as Instrument 2000566 in Book 2041 of the Official Records of Clark County, Nevada (the “Parry Lease”), has occurred.  The parties further acknowledge and agree that the remaining lease payments owing under the Parry Lease pursuant to Section 1.3(d) of the Purchase and Sale Agreement shall be $12,669 per month, regardless of the actual amount of lease payments otherwise payable under the Parry Lease.

D.                                    Subparagraph (b) of Article X of the Joint Operating Agreement is hereby deleted and replaced in its entirety with the following provision:

“(b)  Speakeasy may assign or transfer (i) this Agreement to any Affiliate of Speakeasy; provided, that a counterpart original of such assignment is delivered to HHLV on or before the effective date of such assignment, and provided further that such Affiliate of Speakeasy expressly assumes and agrees to be bound by all of the terms and conditions of this Agreement, or (ii) its right to receive the Speakeasy’s Remittance Amount to Wells Fargo Bank, National Association (“Wells Fargo”) as collateral to secure the loan from Wells Fargo to Speakeasy Parent.”

E.                                      The following Section 5.08 is hereby added to the end of Article V of the Joint Operating Agreement:

“5.08  Websites; Computer Systems; Databases.

(a)  Subject to and in accordance with the Intellectual Property License Agreement, HHLV shall, during or by the end of the Term as deemed appropriate by HHLV, remove or cause to be removed, any references on the website at www.binions.com or www.binions.net or www.binions.org to any content, trademarks, logos or other indicia relating to “Horseshoe,” “World Series of Poker” or any other “Retained Marks” (as such term is defined in the Intellectual Property License Agreement) or intellectual property rights or marks reserved by HHLV in the Intellectual Property License Agreement.  Thereafter, subject to the foregoing, Speakeasy may modify said website(s) with content, trademarks or indicia approved by Speakeasy. HHLV shall give Speakeasy reasonable notice of its intention to remove the foregoing from the websites and cooperate with Speakeasy in order to avoid any unnecessary interruption in the operation thereof.

(b)  Subject to and in accordance with the Intellectual Property License Agreement, HHLV shall, at the time or times during the Term deemed appropriate by HHLV, remove or cause to be removed, any references in the computer systems or databases operated in connection

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with the Project any data, databases, software programs or software applications (including any related customizations, modifications, or adaptations)  any specific references to “Horseshoe,” “World Series of Poker” or any other Retained Marks or intellectual property rights or marks reserved by HHLV in the Intellectual Property License Agreement. Thereafter, subject to the foregoing, Speakeasy may modify the above referenced media to include information approved by Speakeasy. HHLV shall give Speakeasy reasonable notice of its intention to remove the foregoing items from the media and cooperate with Speakeasy in order to avoid any unnecessary interruption in the use thereof.”

F.                                      Speakeasy hereby acknowledges that HHLV has funded a $250,000.00 security deposit in connection with the assignment by Horseshoe Club Operating Company to Speakeasy of Horseshoe Club Operating Company’s interest as tenant under that certain Lease, dated as of January 20, 1981, between Horseshoe Garage, a Nevada limited partnership, as landlord, and Horseshoe Club Operating Company, as tenant.  At the end of the Term, Speakeasy will pay $250,000.00 to HHLV as reimbursement of the security deposit funded by HHLV; provided that HHLV shall have in fact funded the security deposit and (i) no claim has been made against said security deposit and (ii) the full security deposit remains in place at that time.

G.                                     HHLV shall have the right, at its option, to hold the final round of the World Series of Poker or any preliminary rounds of the World Series of Poker prior to the 2005 final round of the World Series of Poker (collectively, the “2005 WSOP”) at the Project; provided that, HHLV agrees to hold at least the two final rounds of the World Series of Poker at the Project during 2005.  If the 2005 WSOP or any portion thereof is held after the end of the Term at the Project, then, subject to any applicable gaming laws or requirements and receipt of any necessary gaming or other regulatory approvals, the following shall apply:

(i)  HHLV or any of its Affiliates (the “2005 WSOP Operator”) shall have the right and license to conduct the 2005 WSOP at the Project at its own cost and expense in accordance with the following provisions of this Paragraph F.

(ii)  Apart from the activities necessary to conduct the 2005 WSOP at the Project, the 2005 WSOP Operator shall not hinder or interfere with the operations of the Project.

(iii)  Speakeasy hereby grants the 2005 WSOP Operator rights to access the Project and control the 2005 WSOP at the Project as necessary or desirable to conduct the 2005 WSOP at the Project in a first class manner that will not bring disrepute to the Project, including such rights necessary or desirable to set up and prepare for the 2005 WSOP and such rights necessary or desirable to dismantle and/or decommission the 2005 WSOP; provided that it is agreed and understood that Speakeasy shall have exclusive control of all casino, hotel, food, beverage

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and other operations of the Project not directly related to conducting the 2005 WSOP.

(iv)  The 2005 WSOP Operator shall obtain and maintain any insurance necessary to conduct the 2005 WSOP in accordance with the insurance requirements of the Joint Operating Agreement or Wells Fargo, if applicable, as applicable to the 2005 WSOP.

(v)  The 2005 WSOP Operator shall have the exclusive right to market the 2005 WSOP.  The 2005 WSOP Operator shall retain all revenues generated from television or other media coverage of the 2005 WSOP, any entrance fee requirements, any shares of wagers customarily retained by the house or any other revenues collected by the 2005 WSOP Operator directly in connection with conducting the 2005 WSOP at the Project.  Notwithstanding the foregoing, any revenue generated at the Project from poker games not conducted as part of the 2005 WSOP tournament shall be the sole income of Speakeasy.

(vi)  Subject to the reimbursement requirements set forth in Subparagraph (vii) of this Paragraph F, no Speakeasy Remittance Amount or any other amounts shall be payable by the 2005 WSOP Operator to Speakeasy in connection with the 2005 WSOP.

(vii)  Notwithstanding the expiration of the Term, the Committee shall be reconstituted for purposes of determining the amount of extraordinary costs (the “Extraordinary Costs”) incurred by Speakeasy in operating the Project as a direct result of the conduct of the 2005 WSOP at the Project by the 2005 WSOP Operator.  In order to determine the amount of the Extraordinary Costs, the Committee shall meet prior to the commencement of the 2005 WSOP to identify the physical boundaries (the “Boundaries”) at the Project within which the 2005 WSOP will be held, and shall in good faith prepare a plan (the “Plan”) to identify and compute the amount of the Extraordinary Costs, which amount shall be limited to event-related costs necessary to support the additional burdens on the Project, including personnel and operations costs, that are primarily incurred for the purpose of facilitating or supporting the conduct of the 2005 WSOP within the Boundaries.  Within a reasonable time after the completion of the 2005 WSOP, Speakeasy shall compute the amount of the Extraordinary Costs in accordance with the Plan (the “Reimbursement Amount”).  After Speakeasy has computed the Reimbursement Amount, the Committee shall again meet to in good faith review the Plan and the Reimbursement amount, and shall either approve or modify the Reimbursement Amount as it sees fit.  Once the Committee has approved or modified the Reimbursement Amount, the 2005 WSOP Operator shall pay to Speakeasy the Reimbursement Amount, as approved or modified by the Committee.

(viii)  Speakeasy and Speakeasy Parent may market the 2005 WSOP on-site at its Mountaineer Park casino property in West Virginia and Scioto Downs

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horse racing property in Ohio to the extent and so long as such marketing is conducted in accordance with the marketing template and format being utilized by the 2005 WSOP Operator, which template and format will be provided in writing to Speakeasy.

(ix)  The 2005 WSOP Operator shall indemnify Speakeasy for any loss, damage, claim, cost, charge or expense, including direct, indirect or consequential loss, damage, claim cost, charge or expense, and also including reasonable attorney’s fees and other costs of litigation, arising out of the actions of the 2005 WSOP at the Project by the 2005 WSOP Operator.

H.                                    HHLV and Speakeasy have agreed that each shall receive fifty percent (50%) of the proceeds from that certain Promissory Note, dated March 2, 1994, in the original principal of amount of $240,000 from Michael Hines, as sole individual, and as Executor of the Estate of Margo Goumond, in favor of Horseshoe Club Operating Company (the “Hines Note”).  When and as HHLV receives payments on the Hines Note, HHLV shall pay to Speakeasy an amount equal to fifty percent (50%) of any such payments.  Such payments to Speakeasy shall be paid by HHLV concurrently with each monthly payment of the Speakeasy Remittance Amount.

I.                                         Speakeasy’s address for notice in Article XVI of the Joint Operating Agreement shall be:

Speakeasy Gaming of Fremont, Inc.

c/o Ramada Inn and Speedway Casino

3227 Civic Center Drive

North Las Vegas, NV 89030

Attn: Roger Szepelak

Fax: (702) 399-4108

With a copy to:

Ruben & Aronson, LLP

4800 Montgomery Lane, Suite 150

Bethesda, MD  20814

Attn: Robert L. Ruben, Esq.

Fax:  (301) 951-9636

2.                                       Governing Law.  This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Nevada without reference to its choice of law provisions.

3.                                       Counterparts.  This Amendment may be executed in two or more counterparts and shall be deemed to have become effective when and only when all parties hereto have executed

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this Amendment, although it shall not be necessary that any single counterpart be signed by or on behalf of each of the parties hereto, and all such counterparts shall be deemed to constitute but one and the same instrument.

4.                                       Continuing Effect.  As amended hereby, the Joint Operating Agreement shall continue in full force and effect following the date hereof.  If there is any inconsistency between the provisions of this Amendment and the provisions of the Joint Operating Agreement, the provisions of this Amendment shall supercede and control.

5.                                       Amendments.  This Amendment may be changed or modified only by an agreement in writing signed by the parties hereto, and no oral understandings shall be binding as between the parties.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date and year first above written.

HHLV:

HHLV MANAGEMENT COMPANY, LLC,
a Nevada limited liability company

By:	Harrah’s Operating Company, Inc.,
a Delaware corporation
Its sole member

	By:	/S/ Jonathan S. Halkyard
	Name:	Jonathan S. Halkyard
	Its:	VP - Treasurer

SPEAKEASY:

SPEAKEASY GAMING OF FREMONT, INC.,
a Nevada corporation

	By:	/S/ Roger M. Szepelak
Name: Roger M. Szepelak
Its: Vice President & Chief Operating Officer